UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 19, 2021 announcing Turkcell’s Fourth Quarter 2020 results and Q4 2020 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FOURTH QUARTER AND FULL YEAR

2020 RESULTS

“ROBUST PERFORMANCE ON

STRONG BUSINESS PLAN AND STRATEGY”

Fourth Quarter and Full Year 2020 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	8
OPERATIONAL REVIEW OF TURKCELL TURKEY	12

TURKCELL INTERNATIONAL
lifecell	14
BeST	15
Kuzey Kıbrıs Turkcell	15
FINTUR	15
TURKCELL GROUP SUBSCRIBERS	16

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	16

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	17

Appendix A – Tables	19

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our call center business revenues, financial services revenues, energy business revenues and inter-business eliminations.
•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2020 refer to the same item as at December 31, 2019. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2020, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarter and for the full year of 2019 and 2020 is based on IFRS figures in TRY terms unless otherwise stated.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Fourth Quarter and Full Year 2020 Results

FINANCIAL HIGHLIGHTS

TRY million	Q419	Q420	y/y%	FY19	FY20	y/y%
Revenue	6,684	7,872	17.8%	25,137	29,104	15.8%
EBITDA[1]	2,754	3,243	17.8%	10,426	12,270	17.7%
EBITDA Margin (%)	41.2%	41.2%	-	41.5%	42.2%	0.7pp
EBIT[2]	1,349	1,608	19.2%	5,380	6,296	17.0%
EBIT Margin (%)	20.2%	20.4%	0.2pp	21.4%	21.6%	0.2pp
Net Income	756	1,302	72.3%	3,246	4,237	30.5%
Net income excluding one-off items[3]	955	1,025	7.4%	2,850	3,953	38.7%

FULL YEAR HIGHLIGHTS

•	Solid financial performance:

o	Group revenues up 16% with Turkcell Turkey’s topline growth of 17% supported mainly by strong ARPU performance, corporate projects and equipment sales on digital channels

o	EBITDA up 18% leading to an EBITDA margin of 42.2% on 0.7pp improvement; EBIT up 17% resulting in an EBIT margin of 21.6%

o	Net income up 31% positively impacted by TRY689 million deferred tax income registered by lifecell; net income up 39% excluding this impact and other one-off items

o	TRY812 million dividends distributed

o	Leverage down to 0.8x, despite FX fluctuations; long FX position at US$132 million

o	Strong free cash flow[4] generation of TRY3.4 billion

•	Operational momentum continued:

o	Turkcell Turkey subscriber base up by 1.1 million net additions; 1.6 million mobile postpaid net additions

o	Superbox[5] subscribers at 591 thousand on 268 thousand annual net additions

o	Mobile ARPU[6] growth of 15.0% driven mainly by higher postpaid share and increased data usage

o	Residential fiber ARPU growth of 9.2%

o	2021 guidance[7]; revenue target of 14%-16%, EBITDA target of around TRY14 billion, and operational capex over sales ratio[8] target of around 20%

FOURTH QUARTER HIGHLIGHTS

•	Robust financial performance:

o	Group revenues up 18% on the back of strong performance of Turkcell Turkey

o	EBITDA up 18% resulting in an EBITDA margin of 41.2%; EBIT up 19% leading to an EBIT margin of 20.4%

o	Group net income at TRY1,302 million positively impacted by deferred tax income registered by lifecell; healthy net income performance of TRY1 billion excluding this impact and other one-off items

•	Solid operational performance continued:

o	Quarterly mobile postpaid customer net additions of 464 thousand; 66% postpaid share

o	Mobile ARPU growth of 11.3% year-on-year; residential fiber ARPU growth of 8.6% year-on-year

o	Average monthly data usage of 4.5G subscribers at 14.9 GB in Q420

o	Digital channels’ share in Turkcell Turkey consumer sales (excluding fixed business) at 14.3%

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Please see Appendix A for details of one-off items.

(4) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(5) Superbox subscribers are included in mobile subscribers.

(6) Excluding M2M

(7) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at December 31, 2020 via our website in the investor relations section (www.turkcell.com.tr).

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Fourth Quarter and Full Year 2020 Results

COMMENTS BY MURAT ERKAN, CEO

We concluded the year 2020 successfully thanks to our sound game plan and strategy

The year 2020 will forever be remembered in world history for the COVID-19 pandemic. And having caused significant changes worldwide both of an economic and social dimension, the pandemic brought about the transformation of daily life and the way we do business. While we all became acquainted with the concepts of social distancing, remote working and distance learning, digitalization has left its mark on both our individual lives and the corporate world at an unprecedented rate. This period has indicated that one of the key elements in proceeding swiftly and successfully with digital transformation is a robust telecommunication infrastructure. And by mobilizing our technological infrastructure, know-how and competencies we have continued to provide our customers with an uninterrupted and high-quality communication experience. Indeed, this year we have felt more than ever the value of the systematic investment made in our infrastructure, and of having already adopted a digitalization strategy.

Our investors continued to gain through our strong results

In 2020, we achieved strong operational and financial results thanks to our digital-oriented strategy and sound business model. This was managed in spite of the global economic and political repercussions of the pandemic that impacted our countries of operations and Turkey in general. Consolidated revenues reached TRY29.1 billion with a year-on-year increase of 15.8%. As consolidated EBITDA1 rose to TRY12.3 billion on an increase of 17.7%, the EBITDA margin printed at 42.2%. Our EBIT2 margin was 21.6%. Excluding one-off impacts, net profit was TRY4 billion on a strong annual increase of 39%. The operational capex to revenues ratio was at 18.5% thanks to effective management of investment need. Along with these results that exceeded our guidance in terms of growth and profitability, in 2020 we distributed a dividend to our investors of TRY812 million corresponding to the highest rate permissible by current legislation, and reflecting our effective balance sheet management and cash generation strength.

We broke the record of the past 11 years with a net 1.6 million postpaid mobile subscriber additions. With that, we surpassed our additional 1 million subscriber target in 2020

In a year during which the effects of the pandemic were felt deeply, one of which being limited mobility, we gained a net 1.1 million subscribers, thereby achieving our target, despite the challenging circumstances. This resulted from our customer-driven strategy, innovative and comprehensive offers, broad sales network supported by digital channels and smartly managed strong infrastructure.

As our postpaid mobile subscriber base expanded at the record level of the past 11 years with net 1.6 million additions, its ratio to total mobile subscribers reached 66%. Mobile blended ARPU3 was at TRY49.1 on an annual rise of 15.0% with the effect of the larger postpaid subscriber base, rising data and digital service usage and upsell to higher tariffs.

We gained a net 180 thousand fiber subscribers on increased demand for our fixed broadband offers in 2020 as our customers spent more time at home. At the same time, residential fiber ARPU reached TRY70.9 on a rise of 9.2%. Superbox, through which we offer uninterrupted home internet at fiber speed over our mobile network, has become one of our most successful products. The Superbox subscriber number reached 591 thousand with an additional net 268 thousand subscriptions reflecting accelerating demand. Additionally, we reached 871 thousand IPTV subscribers in total by gaining a net 152 thousand additions this year.

We met the changing needs of our individual and corporate customers with our digital applications and services

In a period of increased time spent at home, we stood by our customers with our digital services portfolio. We enriched this portfolio with many new services, while at the same time, registering the incorporation of individual digital services companies, marking a significant milestone for their competition strategies. Along with new services such as TV+ Ready, Turkcell Digital Security Service, lifebox transfer, individual and corporate YaaniMail e-mail, we also launched the BiP Meet application in response to the rising need for video conferencing. Demand for our BiP application, which does not enforce data share permission or discriminate among its users - topics of considerable public debate amid rising concern over personal data security - has also increased rapidly. In the first two months of 2021, BiP registered 27 million new users. The stand-alone revenue of our digital services had

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Fourth Quarter and Full Year 2020 Results

increased by 26% year-on-year in 2020. In 2021, our aim is to increase the number of paid users, accelerate B2B opportunities, gain strength with our large screen strategy in the TV segment and take bold strides in new areas such as cloud gaming and game broadcasting businesses and grow the stand-alone revenue of this strategic focus by 25%.

The institutions of Turkey are being renewed with Turkcell Digital Business Services

The revenue of digital business services, one of our focal points, and with which we accompany private companies and public institutions on their digital transformation journeys increased by 30% in 2020. We successfully met the increased demand for new generation technologies such as data centers, cloud, cyber security, managed services, system integration projects, internet of things, big data and business applications, in addition to the conventional telecom services in our portfolio. We took the lead in corporate digital transformations having been awarded over 2,300 projects with a total contract value of TRY1 billion in 2020. Of these, 420 were system integration projects for which we provided end-to-end solutions. We have a backlog in the amount of TRY967 million from the system integration projects signed to date. As the largest data center operator of Turkey, we offered our more than 1,600 corporate customers the opportunity to manage their data remotely, supporting their business continuity. We put into use the cloud section of Ankara Temelli Data Center, Turkey’s largest data center, launching “Government Cloud” specifically designed for public institutions. Meanwhile, having implemented the technological infrastructure of 4 new hospitals in the health sector, two of which are field hospitals, we have reached a bed capacity of over 8 thousand at 9 hospitals in total, also continuing our market leadership of this sector. Additionally, this year, we increased the number of global vendor partnerships to 21 through strengthened cooperation. By further increasing our competencies in this field over the coming period, we will remain the digital transformation partner of corporations and become the leader in the information technologies services market.

Paycell, our new generation payment platform, sees growth with solutions that make a difference

In techfin, another focal point of ours, the demand for digital payment services increased rapidly in a period of changing payment habits. Duly, our customers were able to realize all their payment transactions swiftly and securely using Paycell, our new generation payment services platform. The annual transaction volume of Paycell reached TRY9.0 billion. We continued our dual strategy throughout the year, introducing member merchants and customers new offerings and taking fresh actions. The 3-month active users of Paycell, hugely popular for its convenience and secure payment infrastructure, reached 4.7 million. Thanks to the “Ready-to-use Limit” offered by Paycell since July, 190 thousand individual users have made purchases by transferring their mobile payment limits to their Paycell cards. Also this year, we enabled 24/7 money transfer service to IBAN numbers at banks party to the program. We also added the mobile POS product this year to the Paycell merchant solutions offered to 12 thousand-member merchants. We provided member merchants cost advantage and efficiency by offering the means of managing processes such as collection, inventory monitoring, and e-invoice over a single platform using the Paycell Android POS device. Going forward, we aim to diversify Paycell’s services with wealth management solutions and focus on commercial enterprises via our POS solutions while achieving 3-month active Paycell users of 6 million by the end of 2021.

Revenues through digital channels rose incrementally; Turkcell Pasaj became the new address of technological shopping

In promoting wider usage of our digital platforms, one of our strategic focus areas, we registered a strong rise in demand that partly reflected changing customer behavior. As the number of visitors to our digital sales channels reached 30 million on a monthly basis in 2020, the conversion (to sales) rate doubled on a year-on-year basis. 14% of Turkcell Turkey consumer sales (excluding fixed broadband) was derived from digital channels in the fourth quarter of 2020. Furthermore, and within the same scope, in December we launched Turkcell Pasaj, Turkey’s technological marketplace. At Turkcell Pasaj, hundreds of electronic goods, including smartphones, new generation technologies, household electrical appliances and personal care products from Turkey’s leading suppliers are offered with Turkcell assurance.

We generated free cash flow of TRY3.4 billion with our effective and successful financial management

Thanks to our strong operational performance, disciplined cost management practices, effective working capital management and efficient capex planning, we generated TRY3.4 billion free cash4 flow from our operations in

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Fourth Quarter and Full Year 2020 Results

2020, whereby the leverage ratio declined to 0.8x on a 0.2x year-on-year improvement. Our use of hedging products and foreign currency cash at hand to mitigate foreign currency risk underpinned our strong net income performance.

We also enter the coming investment periods prepared with long term financing secured in the amount of around USD700 million equivalent in total signed this year, and which may be utilized over the next 3 years in EUR, USD and RMB.

We work towards delivering our customers 5G with Turkcell quality

One of the major topics of the upcoming period will be 5G technology. Having commenced use in over 60 countries, 5G technology will play an important role in the digital transformation of institutions and sectors with the novel services it has to offer. While participating in studies both locally and at the international level towards bringing the technology of the future to our customers, we work towards making our infrastructure ready for the 5G transition. Within this framework, we take part in a variety of 5G projects in international technological collaborations such as those of NGMN, GSMA, and ITU. Additionally, this year, we also continued our support for the “End-to-End Domestic and National 5G Communication Network Project” established under the leadership of the Information and Communication Technologies Authority and with the support of TÜBİTAK, together with Communication Technologies Clustering firms.

Sustainability is at the heart of our business strategy

As Turkcell, we attach priority to creating sustainable value, realizing social responsibility projects and leveraging the power of technology and communication to create social benefit. Within this scope, we have also strengthened our sustainability credentials this year through important initiatives on environmental, social and governance matters.

According to the results of our “Carbon Disclosure Project”, one of world’s preeminent sustainability initiatives geared at curbing the environmental impact of climate change, we are Turkey’s industry leader. This year, we reaffirmed our resolve on this matter with the rollout of the Turkcell Environmental Policy. Meanwhile, we also undersigned the longest term corporate green loan agreement in Turkey to date; a green loan finance agreement of EUR50 million with 5-year maturity geared at financing our sustainable investments.

We continue to offer diverse solutions that allow the disabled to participate more fully in daily life through our No Barriers Project. Our support for education has included the rich content of our Whiz Kids Project, while on the environmental front our Recycle to Education Project geared at reducing electronic waste commenced. Additionally, we accepted and implemented our Turkcell Domestic Violence Procedure and Turkcell Human Rights Policy.

On the governance front, we put into practice the Integrated Value Creation Committee and Sustainability Committee to elevate Turkcell to international benchmarks and to implement the preeminent practices in the field. Within the framework of Turkcell’s sustainability policies we determined the duties of these committees as formulating medium and long-term action plans and overseeing their efficient implementation.

We contributed to the drafting of the Finance and Investment Principles for Sustainable Development Objectives of the United Nations Global Compact CFO Taskforce, of which we are a founding member, in an initiative to guide the finance leaders of global companies in the practice of sustainable finance. These principles were disclosed at the 75th General Assembly meeting of the UN in September.

Within the framework of these focus areas, as of 2020, we have adopted integrated reporting as our primary corporate reporting tool. This reporting model enables us to present the environmental, social and corporate information demanded by key stakeholders, mainly our investors, more holistically and transparently.

We continue to take firm steps towards our goals

The beginning of 2021 was marked with the hope arising from the vaccination against COVID-19, and by the hope that the restrictions introduced during the pandemic would soon be lifted. This year, with a view to increasing value creation for all our stakeholders, joint infrastructure sharing and the delivery of new technologies and applications continues to top our agenda. We also continue to implement our digital strategy set on strong

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Fourth Quarter and Full Year 2020 Results

fundamentals, and take solid steps to meet our targets announced for the period of 2020-2022. Within this scope, we target5 revenue growth of around 14%-16%, and an EBITDA of around TRY14 billion for 2021. In doing so, our aim will be to add another million of subscribers and pass through additional 500 thousand homes with our fiber. We forecast an operational capex over revenues ratio6 of around 20%.

I extend my thanks to all our employees who have made our success possible during a challenging year where we recognized more than ever the indispensable nature of communication and technology for humanity, to our management team cementing our permanent success, and to our Board of Directors for their confidence in us and their invaluable support. I also express gratitude to our customers and business associates who have stood by us at all times on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding M2M

(4) Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(5) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(6) Excluding license fee

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Fourth Quarter and Full Year 2020 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Revenue	6,683.8	7,872.2	17.8%	25,137.1	29,103.7	15.8%
Cost of revenue[1]	(3,206.3)	(3,938.1)	22.8%	(12,036.9)	(14,361.3)	19.3%
Cost of revenue1/Revenue	(48.0%)	(50.0%)	(2.0pp)	(47.9%)	(49.3%)	(1.4pp)
Gross Margin[1]	52.0%	50.0%	(2.0pp)	52.1%	50.7%	(1.4pp)
Administrative expenses	(217.4)	(210.7)	(3.1%)	(779.8)	(749.6)	(3.9%)
Administrative expenses/Revenue	(3.3%)	(2.7%)	0.6pp	(3.1%)	(2.6%)	0.5pp
Selling and marketing expenses	(384.9)	(400.8)	4.1%	(1,555.2)	(1,373.0)	(11.7%)
Selling and marketing expenses/Revenue	(5.8%)	(5.1%)	0.7pp	(6.2%)	(4.7%)	1.5pp
Net impairment losses on financial and contract assets	(121.3)	(79.5)	(34.5%)	(338.9)	(349.6)	3.2%
EBITDA[2]	2,753.8	3,243.0	17.8%	10,426.4	12,270.3	17.7%
EBITDA Margin	41.2%	41.2%	-	41.5%	42.2%	0.7pp
Depreciation and amortization	(1,404.9)	(1,634.6)	16.3%	(5,046.6)	(5,974.8)	18.4%
EBIT[3]	1,348.9	1,608.4	19.2%	5,379.9	6,295.5	17.0%
EBIT Margin	20.2%	20.4%	0.2pp	21.4%	21.6%	0.2pp
Net finance income / (costs)	(214.3)	(381.8)	78.2%	(1,727.7)	(1,131.7)	(34.5%)
Finance income[4]	44.9	(316.0)	(803.8%)	297.5	2,119.5	612.4%
Finance costs[4]	(259.2)	(65.8)	(74.6%)	(2,025.1)	(3,251.2)	60.5%
Other income / (expense)	(128.2)	(366.9)	186.2%	(346.6)	(523.3)	51.0%
Non-controlling interests	2.0	-	n.a	(30.2)	(2.5)	(91.7%)
Share of profit of equity accounted investees	(19.1)	(5.2)	(72.8%)	(15.7)	(13.8)	(12.1%)
Income tax expense	(233.7)	447.6	n.m	(785.6)	(387.2)	(50.7%)
Discontinued operations	-	-	-	772.4	-	-
Net Income	755.6	1,302.0	72.3%	3,246.5	4,237.1	30.5%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group rose 17.8% year-on-year in Q420. This was driven mainly by Turkcell Turkey’s strong performance, supported by increased data and digital services usage, upsell efforts, and a larger postpaid subscriber base, as well as higher equipment revenues backed by sales on digital channels and corporate projects. Turkcell International’s solid revenue growth also supported the Group revenue increase.

Turkcell Turkey revenues, comprising 86% of Group revenues, rose 17.9% to TRY6,771 million (TRY5,741 million).

-	Consumer segment revenues grew 16.1% on the back of upsell efforts, rising postpaid subscriber share, increased data and digital services usage, as well as equipment sales.

-	Corporate segment revenues rose 26.1% driven mainly by the strong performance of digital business services, which grew 31.6% year-on-year.

-	Wholesale revenues grew 19.3% to TRY363 million (TRY304 million), mainly on the positive impact of currency movements despite lower roaming revenues impacted by limited mobility.

Turkcell International revenues, comprising 9% of Group revenues, increased 33.2% to TRY747 million (TRY561 million), mainly with the contribution of our Ukrainian operations and the positive impact of currency movements.

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Fourth Quarter and Full Year 2020 Results

Other subsidiaries’ revenues, at 4% of Group revenues, which includes call center revenues, revenues from financial services and energy business revenues were at TRY354 million (TRY382 million).

-	Finance company’s revenues were at TRY145 million (TRY201 million) in Q420 impacted by contraction in the consumer loan portfolio, which declined from TRY2.4 billion as of Q419 to TRY1.9 billion as of Q420. This was due mainly to the installment limitation on consumer loans for telecom devices.

Excluding the finance business, our consolidated revenue growth was 19.2% year-on-year in Q420.

Standalone digital services revenues grew 23.1% year-on-year in Q420 backed by the increase in the number of standalone users.

For the full year, Turkcell Group revenues rose 15.8%.

Turkcell Turkey revenues grew 17.1% to TRY25,160 million (TRY21,487 million).

-     Consumer business increased 15.7% driven by strong ARPU performance on the back of data and digital services usage, as well as residential business growth.

-     Corporate revenues rose 23.5% supported by digital business services revenue growth of 30.1%.

-     Wholesale revenues grew 12.3% to TRY1,293 million (TRY1,152 million).

Turkcell International revenues rose 26.9% to TRY2,542 million (TRY2,003 million).

Other subsidiaries’ revenues were at TRY1,401 million (TRY1,647 million).

Excluding finance business and sports betting operations, our consolidated revenue growth was 18.4% year-on-year in FY20.

Standalone digital services revenues grew 25.6% year-on-year in FY20.

Cost of revenue (excluding depreciation and amortization) rose to 50.0% (48.0%) as a percentage of revenues in Q420. This was driven mainly by the increase in cost of goods sold (2.7pp), despite the decline in other cost items (0.7pp) as a percentage of revenues.

For the full year, cost of revenue (excluding depreciation and amortization) increased to 49.3% (47.9%) as a percentage of revenues. This was due mainly to the rise in cost of goods sold (2.3pp), despite the decline in cost of revenue of financial services (0.5pp) and other cost items (0.4pp) as a percentage of revenues.

Administrative Expenses declined to 2.7% (3.3%) as a percentage of revenues in Q420, driven mainly by lower office overhead costs and travel expenses.

For the full year, administrative expenses fell to 2.6% (3.1%) as a percentage of revenues, due mainly to the same drivers.

Selling and Marketing Expenses declined to 5.1% (5.8%) as a percentage of revenues in Q420. This was driven mainly by the decline in marketing expenses (0.3pp), selling expenses (0.2pp) and other cost items (0.2pp) as a percentage of revenues.

For the full year, selling and marketing expenses declined to 4.7% (6.2%) as a percentage of revenues driven by the decline in selling expenses (0.8pp), marketing expenses (0.5pp) and other cost items (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 1.0% (1.8%) as a percentage of revenues in Q420. For the full year, net impairment losses on financial and contract assets was at 1.2% (1.3%) as a percentage of revenues.

EBITDA1 rose by 17.8% year-on-year in Q420 leading to an EBITDA margin of 41.2% (41.2%), driven mainly by strong topline growth and disciplined cost controls.

-	Turkcell Turkey’s EBITDA rose 16.6% year-on-year to TRY2,751 million (TRY2,360 million) leading to an EBITDA margin of 40.6% (41.1%) in Q420.

-	Turkcell International EBITDA grew 43.8% year-on-year to TRY350 million (TRY244 million) with an EBITDA margin of 46.9% (43.5%) in Q420.

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Fourth Quarter and Full Year 2020 Results

-	The EBITDA of other subsidiaries stood at TRY142 million (TRY150 million) in Q420.

For the full year, EBITDA grew by 17.7% resulting in an EBITDA margin of 42.2% (41.5%) on 0.7pp improvement.

-	Turkcell Turkey’s EBITDA rose 20.4% to TRY10,585 million (TRY8,789 million) leading to an EBITDA margin of 42.1% (40.9%) on 1.2pp improvement.

-	Turkcell International EBITDA increased 29.4% to TRY1,169 million (TRY904 million) driving an EBITDA margin of 46.0% (45.1%) on 0.9pp improvement.

-	The EBITDA of other subsidiaries was at TRY516 million (TRY733 million).

Depreciation and amortization expenses increased 16.3% year-on-year in Q420. For the full year depreciation and amortization expenses increased 18.4%.

Net finance expense increased to TRY382 million (TRY214 million) in Q420. This was driven mainly by a higher net FX loss after hedging, and a higher interest expense on financial assets and liabilities, despite higher interest income on time deposits.

For the full year net finance expense decreased to TRY1,132 million (TRY1,728 million). This was due mainly to lower foreign exchange losses after hedging and higher interest income on time deposits.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense: The current tax expense of TRY136 million was more than offset by TRY584 million deferred tax income reported in Q420. Please note that in Q420 lifecell registered TRY689 million deferred tax income having recognized its accumulated losses as deferred tax assets.

For the full year, income tax expense declined 50.7% due mainly to lifecell’s deferred tax income.

Please see Appendix A for details.

Net income of the Group rose 72.3% to TRY1,302 million (TRY756 million) in Q420. Net income was positively impacted by TRY689 million deferred tax income registered by lifecell. Excluding this impact and other one-off expenses, we registered a robust net income of TRY1,025 million on solid operational performance.

For the full year, group net income increased 30.5% to TRY4,237 million (TRY3,246 million). Excluding the deferred tax income impact and other one-off expenses, we registered a net income of TRY3,953 million on a 39% rise on the back of strong operational performance and prudent financial risk management.

Please see Appendix A for details of one-off items.

Total cash & debt: Consolidated cash as of December 31, 2020 decreased to TRY11,861 million from TRY13,524 million as of September 30, 2020 due mainly to the dividend payment, and the impact of TRY appreciation on our FX denominated cash. Excluding FX swap transactions, 74% of our cash is in US$, 4% in EUR, and 22% in TRY.

Consolidated debt as of December 31, 2020 decreased to TRY21,586 million from TRY22,841 million as of September 30, 2020 due mainly to the impact of TRY appreciation on FX denominated debt. Please note that TRY2,099 million of our consolidated debt is comprised of lease obligations.

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY17,469 million, of which TRY10,197 million (US$1,389 million) was denominated in US$, TRY5,624 million (EUR624 million) in EUR, TRY283 million (CNY253 million) in CNY, and the remaining TRY1,364 million in TRY.

-	Finance company had a debt balance of TRY1,038 million, of which TR259 million (US$36 million) was denominated in US$, and TRY465 million (EUR52 million) in EUR with the remaining TRY314 million in TRY.

-	The debt balance of lifecell was TRY980 million, fully denominated in UAH.

TRY1,202 million of lease obligations is denominated in TRY, TRY56 million (US$8 million) in US$, TRY186 million (EUR21 million) in EUR, and the remaining balance in other local currencies (Please note that the figures in parentheses refer to US$ or EUR equivalents).

10

Fourth Quarter and Full Year 2020 Results

Net debt as of December 31, 2020 was at TRY9,726 million with a net debt to EBITDA ratio of 0.8 times. Excluding finance company consumer loans, our telco only net debt was at TRY7,788 million with a leverage of 0.7 times.

Turkcell Group had a long FX position of US$132 million as at the end of the year. (Please note that this figure takes advance payments into account).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY2,885 million in Q420. For the full year, capital expenditures including non-operational items were at TRY9,079 million.

For Q420 and the full year, operational capital expenditures (excluding license fees) at the Group level were at 24.2% and 18.5% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Year
	Q419	Q420	FY19	FY20
Operational Capex	1,696.0	1,904.2	4,525.1	5,391.6
License and Related Costs	0.1	9.3	1.8	42.8
Non-operational Capex (Including IFRS15 & IFRS16)	749.2	971.2	2,697.8	3,644.6
Total Capex	2,445.4	2,884.7	7,224.7	9,078.9

11

Fourth Quarter and Full Year 2020 Results

Summary of Operational Data	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Number of subscribers (million)	35.7	36.7	2.8%	35.7	36.7	2.8%
Mobile Postpaid (million)	20.4	22.0	7.8%	20.4	22.0	7.8%
Mobile M2M (million)	2.6	2.8	7.7%	2.6	2.8	7.7%
Mobile Prepaid (million)	12.4	11.5	(7.3%)	12.4	11.5	(7.3%)
Fiber (thousand)	1,484.7	1,664.3	12.1%	1,484.7	1,664.3	12.1%
ADSL (thousand)	719.1	707.6	(1.6%)	719.1	707.6	(1.6%)
Superbox (thousand)[1]	323.2	591.2	82.9%	323.2	591.2	82.9%
Cable (thousand)	49.2	67.7	37.6%	49.2	67.7	37.6%
IPTV (thousand)	719.7	871.3	21.1%	719.7	871.3	21.1%
Churn (%)[2]
Mobile Churn (%)[3]	4.5%	3.0%	(1.5pp)	2.7%	2.3%	(0.4pp)
Fixed Churn (%)	2.3%	1.9%	(0.4pp)	2.1%	1.9%	(0.2pp)
ARPU (Average Monthly Revenue per User) (TRY)[4]
Mobile ARPU, blended	42.9	47.5	10.7%	39.8	45.5	14.3%
Mobile ARPU, blended (excluding M2M)	46.0	51.2	11.3%	42.7	49.1	15.0%
Postpaid	59.7	60.9	2.0%	56.5	59.1	4.6%
Postpaid (excluding M2M)	67.9	68.9	1.5%	64.3	67.0	4.2%
Prepaid	18.8	23.4	24.5%	18.3	21.8	19.1%
Fixed Residential ARPU, blended	66.2	72.6	9.7%	63.2	69.6	10.1%
Residential Fiber ARPU	67.8	73.6	8.6%	64.9	70.9	9.2%
Average mobile data usage per user (GB/user)	9.0	13.0	44.4%	7.4	11.7	58.1%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	431.4	548.6	27.2%	415.3	518.7	24.9%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription starting from 2019. Furthermore, as required by the ICTA, the line of a deceased customer should either be transferred to a successor/another user or terminated. Lines, which are not transferred or terminated, are to be disconnected at the end of seven months.

(4) We historically recorded all TV-related revenue under Turkcell Superonline and presented the related ARPU under fixed residential ARPU. As previously announced, our TV business has become a separate standalone subsidiary. In order to reflect this change in our organization, we decided to shift mobile OTT TV ARPU from fixed residential ARPU into mobile ARPU starting from Q320. We note that mobile TV revenues are generated by mobile subscribers. IPTV revenues will continue to be recorded under Turkcell Superonline and included under residential fixed ARPU. In order to maintain comparability, we provide ARPU data for the last three years, revised to reflect this change on our investor relations website in financial and operational data spreadsheet.

The number of our subscribers in Turkey grew by 1.1 million net annual additions, reaching 36.7 million in FY20 despite the pandemic environment. Accordingly, we achieved our 1 million net subscriber additions target for the year thanks to our solutions that meet changing customer needs, our rich value proposition, and innovative campaigns that facilitate their lives.

On the mobile front, our subscriber base expanded to 33.4 million on 712 thousand net annual additions in FY20. Our postpaid subscribers grew on 1.6 million net annual additions, the highest of the past 11 years. Accordingly, our postpaid subscribers reached 65.7% (62.2%) of our mobile subscriber base as at the end of the year. Meanwhile, our prepaid subscribers declined 892 thousand in FY20, due mainly to the disconnection of 666 thousand inactive prepaid subscribers in Q420 in line with our churn policy. There were also 194 thousand disconnections in Q420 to reflect the regulatory change requiring deactivation of deceased customers’ subscriptions.

On the fixed front, our subscriber base exceeded 2.4 million on 79 thousand quarterly and 187 thousand net annual additions. Our fiber subscribers grew by 65 thousand quarterly and 180 thousand annual net additions.

12

Fourth Quarter and Full Year 2020 Results

Superbox, our fixed-wireless access offering, registered a strong performance in FY20. Accordingly, it had 41 thousand quarterly net additions in Q420, while registering 268 thousand net annual additions. Meanwhile, our IPTV customer base rose to 871 thousand on 60 thousand quarterly and 152 thousand annual net additions.

The average monthly mobile churn rate was at 3.0% and 2.3% in Q420 and FY20, respectively. The higher mobile churn rate in Q419 was due mainly to the lump sum disconnection of subscriptions in accordance with the ICTA regulation that requires deactivation of prepaid lines, that lack residency documents by the 6th month of subscription. Average monthly fixed churn rate was at 1.9% in Q420, and at the same level for the full year.

Our mobile ARPU (excluding M2M) rose 11.3% year-on-year in Q420 on the back of a larger postpaid subscriber base and upsell efforts, as well as increased data and digital services usage. Mobile ARPU (excluding M2M) grew 15.0% for the full year, mainly on the same drivers.

Our residential fiber ARPU grew by 8.6% year-on-year in Q420 driven mainly by upsell efforts and the acquisition of higher revenue generating customers. Fiber residential ARPU grew by 9.2% for the full year.

Average monthly mobile data usage per user increased 44.4% in Q420 year-on-year and 58.1% for the full year. This was driven mainly by the increasing number and data consumption of 4.5G users, as well as higher digital services usage. Accordingly, the average mobile data usage of 4.5G users reached 14.9 GB in Q420. The rising number of Superbox subscribers also had a positive impact on data consumption.

The number of 4.5G compatible smartphones on our network rose to 21.5 million on 2.3 million annual additions, comprising 91% of smartphones on our network. Total smartphone penetration had reached 81% as at the end of the year.

13

Fourth Quarter and Full Year 2020 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Revenue (million UAH)	1,557.9	1,913.8	22.8%	5,983.8	6,835.8	14.2%
EBITDA (million UAH)	818.6	1,042.9	27.4%	3,243.4	3,630.9	11.9%
EBITDA margin (%)	52.5%	54.5%	2.0pp	54.2%	53.1%	(1.1pp)
Net income / (loss) (million UAH)	(215.0)	2,736.7	n.m	(1,113.6)	2,588.7	n.m
Capex (million UAH)	639.9	1,545.7	141.6%	1,895.3	3,482.4	83.7%
Revenue (million TRY)	369.4	531.4	43.9%	1,315.8	1,775.6	34.9%
EBITDA (million TRY)	194.2	289.6	49.1%	711.6	944.0	32.7%
EBITDA margin (%)	52.6%	54.5%	1.9pp	54.1%	53.2%	(0.9pp)
Net income / (loss) (million TRY)	(50.8)	731.9	n.m	(243.3)	696.1	n.m

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) reported robust revenue growth of 22.8% year-on-year in Q420 in local currency terms. This performance resulted mainly from subscriber base growth, and the rise in voice and data services usage despite the decline in roaming revenues. Meanwhile, on the back of strong revenue growth, lifecell’s EBITDA rose 27.4% year-on-year, which led to an EBITDA margin of 54.5%. Moreover, lifecell registered a positive net income in Q420, resulting from a strong operational performance. Please note that, having recognized its accumulated losses as a deferred tax asset, lifecell registered a deferred tax gain of UAH2,582 million in Q420 which also positively impacted its net income.

lifecell revenues in TRY terms rose 43.9% year-on-year in Q420 on the back of strong operational performance and the positive impact of currency movements. lifecell’s EBITDA in TRY terms rose 49.1%, which resulted in an EBITDA margin of 54.5%.

For the full year, lifecell revenues in local currency terms grew 14.2%, while its EBITDA rose 11.9% leading to an EBITDA margin of 53.1%. lifecell also registered a positive net income for the full year. Even excluding the impact of the deferred tax gain, lifecell’s net income was positive for the full year on strong operational performance. In TRY terms, lifecell registered revenue growth of 34.9% with an EBITDA margin of 53.2%.

lifecell Operational Data	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Number of subscribers (million)[2]	8.9	9.3	4.5%	8.9	9.3	4.5%
Active (3 months)[3]	7.4	8.1	9.5%	7.4	8.1	9.5%
MOU (minutes) (12 months)	157.0	185.5	18.2%	149.0	176.2	18.3%
ARPU (Average Monthly Revenue per User), blended (UAH)	58.3	69.6	19.4%	54.0	63.3	17.2%
Active (3 months) (UAH)	73.3	79.9	9.0%	71.8	74.1	3.2%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell continued to expand its subscriber base in Q420 with a customer retention focus. Accordingly, its three-month active subscriber base rose to 8.1 million. Meanwhile, lifecell’s 3-month active ARPU rose 9.0% year-on-year on the back of higher data usage and price adjustments.

The 3-month active 4.5G subscribers grew 42% year-on-year reaching 63% of total data users as at the end of Q420. The increase in 4.5G users coupled with their higher average data usage, which grew 32% year-on-year, supported the growth of overall data consumption. Accordingly, average monthly data consumption per user rose 46% year-on-year in Q420. Meanwhile, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which reached 81% as of the end of Q420.

lifecell continued its efforts to increase the penetration of its digital services within its subscriber base by introducing attractive offers.

14

Fourth Quarter and Full Year 2020 Results

BeST[1]	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Number of subscribers (million)	1.5	1.4	(6.7%)	1.5	1.4	(6.7%)
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (million BYN)	33.9	37.8	11.5%	135.0	138.7	2.7%
EBITDA (million BYN)	7.4	10.3	39.2%	35.5	34.5	(2.8%)
EBITDA margin (%)	21.7%	27.4%	5.7pp	26.3%	24.8%	(1.5pp)
Net loss (million BYN)	(8.0)	(7.1)	(11.3%)	(33.3)	(31.2)	(6.3%)
Capex (million BYN)	7.2	11.0	52.8%	49.9	46.5	(6.8%)
Revenue (million TRY)	93.8	114.1	21.6%	365.0	395.4	8.3%
EBITDA (million TRY)	20.3	31.1	53.2%	96.4	98.3	2.0%
EBITDA margin (%)	21.7%	27.3%	5.6pp	26.4%	24.9%	(1.5pp)
Net loss (million TRY)	(22.1)	(21.7)	(1.8%)	(89.8)	(88.9)	(1.0%)

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST registered a revenue growth of 11.5% year-on-year in local currency terms, mainly with the rise in voice, data, messaging and handset sales revenues. This performance came despite the decline in roaming revenues. BeST’s EBITDA rose 39.2% leading to an EBITDA margin of 27.4% on the back of strong revenue growth and cost control initiatives. BeST’s revenues in TRY terms grew by 21.6% in Q420 year-on-year, while its EBITDA margin rose to 27.3%.

For the full year, revenues in local currency terms increased by 2.7% with an EBITDA margin of 24.8%. In TRY terms, BeST achieved revenue growth of 8.3% with an EBITDA margin of 24.9%.

The 4G subscriber base of BeST continued to expand in Q420. Accordingly, 4G users reached 63% of its 3-month active customer base as at the end of Q420. The higher number and usage of 4G users continued to drive higher data consumption. Overall, average monthly data consumption of subscribers reached 12.3 GB on 46% year-on-year growth. Meanwhile, BeST continued its focus on rising the penetration of its digital services, which supports ARPU growth and customer loyalty. Furthermore, subscriber acquisitions over the remote subscription platform, which was introduced in Q320, reached 9% of total subscriptions.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter		Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	67.1	65.6	(2.2%)	222.3	239.4	7.7%
EBITDA	21.2	21.8	2.8%	78.5	86.3	9.9%
EBITDA margin (%)	31.6%	33.2%	1.6pp	35.3%	36.0%	0.7pp
Net income	12.4	9.3	(25.0%)	41.8	34.9	(16.5%)
Capex	23.9	23.0	(3.8%)	58.6	68.1	16.2%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell registered revenues of TRY65.6 million in Q420, impacted by lower roaming revenues with the decline in tourist traffic. The EBITDA of Kuzey Kıbrıs Turkcell rose 2.8% year-on-year leading to an EBITDA margin of 33.2% on the back of savings achieved during the pandemic environment. For the full year, Kuzey Kıbrıs registered revenue growth of 7.7% and EBITDA growth 9.9%, which resulted in an EBITDA margin of 36.0%.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur was classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement, and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction was reflected in the Q119 financial statements.

15

Fourth Quarter and Full Year 2020 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 47.9 million as of December 31, 2020. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q419	Q320	Q420	y/y%	q/q%
Mobile Postpaid (million)	20.4	21.5	22.0	7.8%	2.3%
Mobile Prepaid (million)	12.4	12.2	11.5	(7.3%)	(5.7%)
Fiber (thousand)	1,484.7	1,599.4	1,664.3	12.1%	4.1%
ADSL (thousand)	719.1	694.0	707.6	(1.6%)	2.0%
Superbox (thousand)[1]	323.2	550.5	591.2	82.9%	7.4%
Cable (thousand)	49.2	66.9	67.7	37.6%	1.2%
IPTV (thousand)	719.7	811.1	871.3	21.1%	7.4%
Turkcell Turkey subscribers (million)[2]	35.7	36.9	36.7	2.8%	(0.5%)
lifecell (Ukraine)	8.9	9.1	9.3	4.5%	2.2%
BeST (Belarus)	1.5	1.4	1.4	(6.7%)	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[3]	0.2	-	-	n.a	n.a
Turkcell Group Subscribers (million)	46.7	47.9	47.9	2.6%	-

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The marketing partnership between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, has ended on April 30, 2020 pursuant to the respective agreement. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q419	Q320	Q420	y/y%	q/q%	FY19	FY20	y/y%
GDP Growth (Turkey)	6.4%	6.7%	n.a	n.a	n.a	0.9%	n.a	n.a
Consumer Price Index (Turkey)(yoy)	11.8%	11.7%	14.6%	2.8pp	2.9pp	11.8%	14.6%	2.8pp
US$ / TRY rate
Closing Rate	5.9402	7.8080	7.3405	23.6%	(6.0%)	5.9402	7.3405	23.6%
Average Rate	5.7588	7.1891	7.8933	37.1%	9.8%	5.6604	7.0120	23.9%
EUR / TRY rate
Closing Rate	6.6506	9.1281	9.0079	35.4%	(1.3%)	6.6506	9.0079	35.4%
Average Rate	6.3706	8.4187	9.3551	46.8%	11.1%	6.3340	8.0255	26.7%
US$ / UAH rate
Closing Rate	23.69	28.30	28.27	19.3%	(0.1%)	23.69	28.27	19.3%
Average Rate	24.31	27.55	28.40	16.8%	3.1%	25.90	27.04	4.4%
US$ / BYN rate
Closing Rate	2.1036	2.6403	2.5789	22.6%	(2.3%)	2.1036	2.5789	22.6%
Average Rate	2.0840	2.5408	2.6088	25.2%	2.7%	2.0979	2.4605	17.3%

16

Fourth Quarter and Full Year 2020 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Adjusted EBITDA	2,753.8	3,243.0	17.8%	10,426.4	12,270.3	17.7%
Depreciation and amortization	(1,404.9)	(1,634.6)	16.3%	(5,046.6)	(5,974.8)	18.4%
EBIT	1,348.9	1,608.4	19.2%	5,379.9	6,295.5	17.0%
Finance income	44.9	(316.0)	(803.8%)	297.5	2,119.5	612.4%
Finance costs	(259.2)	(65.8)	(74.6%)	(2,025.1)	(3,251.2)	60.5%
Other income / (expense)	(128.2)	(366.9)	186.2%	(346.6)	(523.3)	51.0%
Share of profit of equity accounted investees	(19.1)	(5.2)	(72.8%)	(15.7)	(13.8)	(12.1%)
Consolidated profit from continued operations before income tax & minority interest	987.3	854.5	(13.5%)	3,289.9	4,626.8	40.6%
Income tax expense	(233.7)	447.6	n.m	(785.6)	(387.2)	(50.7%)
Consolidated profit from continued operations before minority interest	753.6	1,302.0	72.8%	2,504.3	4,239.6	69.3%
Discontinued operations	-	-	-	772.4	-	-
Consolidated profit before minority interest	753.6	1,302.0	72.8%	3,276.7	4,239.6	29.4%

17

Fourth Quarter and Full Year 2020 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2021. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2019 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY29.1 billion revenue in FY20 with total assets of TRY51.5 billion as of December 31, 2020. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

18

Fourth Quarter and Full Year 2020 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Turkcell Turkey	(338.5)	200.2	n.m	(799.2)	(2,101.6)	163.0%
Turkcell International	(15.3)	33.3	n.m	(49.9)	(66.9)	34.1%
Other Subsidiaries	(78.6)	21.2	n.m	(190.5)	(241.0)	26.5%
Net FX loss before hedging	(432.4)	254.7	n.m	(1,039.6)	(2,409.5)	131.8%
Swap interest income/(expense)[1]	(144.7)	(97.8)	(32.4%)	(659.5)	(404.6)	(38.7%)
Fair value gain on derivative financial instruments[1]	450.1	(400.3)	(188.9%)	570.2	2,133.4	274.1%
Net FX gain / (loss) after hedging	(127.0)	(243.4)	91.7%	(1,128.9)	(680.7)	(39.7%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY	Quarter			Year
	Q419	Q420	y/y%	FY19	FY20	y/y%
Current tax expense	(62.5)	(136.2)	117.9%	(570.5)	(724.7)	27.0%
Deferred tax income / (expense)	(171.2)	583.7	n.m	(215.1)	337.5	n.m
Income tax expense	(233.7)	447.6	n.m	(785.6)	(387.2)	(50.7%)

Table: Group net income one-off impacts

One-off impacts (million TRY)	Q419	One-off impacts (million TRY)	Q420
Mobile tax settlement	(199)	lifecell deferred tax	689
		Provision for litigation expenses	(243)
		Litigation expenses	(146)
		Other	(23)
Total	(199)	Total	277

One-off impacts (million TRY)	FY19	One-off impacts (million TRY)	FY20
Sales of Fintur	772	lifecell deferred tax	689
Mobile tax settlement	(199)	Provision for litigation expenses	(243)
Wireless tax (net of tax)	(116)	Litigation expenses	(146)
Compensation for Kcell SPA (Fintur)	(60)	Other	(15)
Total	396	Total	285

19

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2020	31 December 2019
Assets
Property, plant and equipment	11	13,902,730	12,458,491
Right-of-use assets	15	2,380,174	1,783,096
Intangible assets	12	12,367,784	11,308,062
Investment properties	14	13,675	16,283
Trade receivables	19	222,451	148,159
Receivables from financial services	20	75,717	123,136
Contract assets	21	128,114	10,291
Deferred tax assets	18	836,608	189,342
Investments in equity accounted investees		103,926	41,701
Other non-current assets	17	883,842	304,270
Total non-current assets		30,915,021	26,382,831

Inventories	22	203,715	178,399
Trade receivables	19	3,465,797	3,133,975
Due from related parties		16,476	4,477
Receivables from financial services	20	1,886,381	2,319,122
Contract assets	21	972,052	933,969
Derivative financial instruments	35	917,437	845,513
Financial assets at amortized cost		172,363	5,368
Financial assets at fair value through other comprehensive income	25	529,610	345,602
Cash and cash equivalents	24	11,860,555	10,238,715
Other current assets	23	558,986	1,327,004
Total current assets		20,583,372	19,332,144

Total assets		51,498,393	45,714,975

Equity
Share capital	26	2,200,000	2,200,000
Share premium		269	269
Treasury shares	26	(147,914)	(144,152)
Additional paid-in capital		35,026	35,026
Reserves		2,400,000	2,816,359
Remeasurements of employee termination benefit		(94,684)	(63,539)
Retained earnings		16,392,070	13,202,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		20,784,767	18,046,489
Non-controlling interests		171	36,455

Total equity		20,784,938	18,082,944

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2020	31 December 2019
Liabilities
Borrowings	29	16,353,685	12,677,394
Employee benefit obligations	30	381,923	294,331
Provisions	33	411,931	337,404
Deferred tax liabilities	18	1,337,831	1,165,630
Contract liabilities	32	164,764	141,890
Other non-current liabilities	28	498,059	359,857
Total non-current liabilities		19,148,193	14,976,506

Borrowings	29	5,232,737	7,628,333
Current tax liabilities		134,175	121,258
Trade and other payables	34	4,976,605	4,117,471
Due to related parties		40,355	12,082
Deferred revenue	31	116,921	56,544
Provisions	33	630,288	342,812
Contract liabilities	32	315,070	290,408
Derivative financial instruments	35	119,111	86,617
Total current liabilities		11,565,262	12,655,525

Total liabilities		30,713,455	27,632,031

Total equity and liabilities		51,498,393	45,714,975

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018

Revenue	5	28,272,751	23,996,262	20,173,354
Revenue from financial services	5	830,987	1,140,873	1,119,121
Total revenue		29,103,738	25,137,135	21,292,475

Cost of revenue	10	(20,161,096)	(16,816,705)	(13,751,195)
Cost of revenue from financial services	10	(174,963)	(266,775)	(394,798)
Total cost of revenue		(20,336,059)	(17,083,480)	(14,145,993)

Gross profit		8,111,655	7,179,557	6,422,159
Gross profit from financial services		656,024	874,098	724,323
Total gross profit		8,767,679	8,053,655	7,146,482

Other income	6	96,585	140,705	241,435
Selling and marketing expenses	10	(1,372,953)	(1,555,189)	(1,626,714)
Administrative expenses	10	(749,612)	(779,755)	(673,370)
Net impairment losses on financial and contract assets	10	(349,595)	(338,857)	(346,390)
Other expenses	6	(619,835)	(487,295)	(381,582)
Operating profit		5,772,269	5,033,264	4,359,861

Finance income	8	2,119,483	297,450	1,677,114
Finance costs	8	(3,251,164)	(2,025,118)	(3,364,072)
Net finance costs		(1,131,681)	(1,727,668)	(1,686,958)

Share of loss of equity accounted investees		(13,775)	(15,712)	(87)
Profit before income tax		4,626,813	3,289,884	2,672,816

Income tax expense	9	(387,193)	(785,630)	(495,481)
Profit from continuing operations		4,239,620	2,504,254	2,177,335

Gain from discontinued operations (attributable to owners of the Company)		—	772,436	—

Profit for the year		4,239,620	3,276,690	2,177,335

Profit for the year is attributable to:
Owners of the Company		4,237,086	3,246,487	2,021,065
Non-controlling interests		2,534	30,203	156,270
Total		4,239,620	3,276,690	2,177,335

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	27	1.94	1.49	0.93
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	27	1.94	1.14	0.93
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	27	—	0.35	—

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018

Profit for the year		4,239,620	3,276,690	2,177,335

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	30	(37,230)	(36,385)	12,699
Income tax relating to remeasurements of employee termination benefits		6,085	8,005	(2,794)
		(31,145)	(28,380)	9,905

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		29,352	431,810	424,817
Exchange differences arising from discontinued operations		—	104,986	425,371
Fair value reserve		(1,970)	4,451	—
Cash flow hedges - effective portion of changes in fair value		1,523,123	221,488	630,191
Cash flow hedges - reclassified to profit or loss	35	(1,513,209)	(439,365)	(611,035)
Cost of hedging reserve - changes in fair value		(589,856)	97,373	(390,267)
Cost of hedging reserve - reclassified to profit or loss		102,212	(21,768)	42,665
Loss on hedges of net investments in foreign operations		(368,959)	(55,389)	—
Income tax relating to these items	9	167,028	(56,728)	(154,409)
-Income tax relating to exchange differences		7,729	(99,234)	(226,667)
-Income tax relating to fair value reserve		483	(979)	—
-Income tax relating to hedges of net investments		72,684	12,186	—
-Income tax relating to cost of hedging reserve		92,089	(16,634)	76,472
-Income tax relating to cash flow hedges	35	(5,957)	47,933	(4,214)
		(652,279)	286,858	367,333
Other comprehensive income/(loss) for the year, net of income tax		(683,424)	258,478	377,238
Total comprehensive income for the year		3,556,196	3,535,168	2,554,573

Total comprehensive income for the year is attributable to:
Owners of the Company		3,553,662	3,505,496	2,398,930
Non-controlling interests		2,534	29,672	155,643
Total		3,556,196	3,535,168	2,554,573

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		3,553,662	2,628,074	1,957,396
Discontinued operations		—	877,422	441,534
Total		3,553,662	3,505,496	2,398,930

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	518,874	518,874	—	518,874
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	(44,776)	439,700	11,831,150	15,508,035	55,927	15,563,962
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	—	377,865	(627)	377,238
Total comprehensive income	—	—	—	—	—	—	—	14,942	(271,130)	(270,147)	9,905	894,295	2,021,065	2,398,930	155,643	2,554,573
Transfer to legal reserves	—	—	—	—	592,898	—	—	—	—	—	—	—	(592,898)	—	—	—
Acquisition of treasury shares (-)	—	(94,620)	—	—	—	—	—	—	—	—	—	—	—	(94,620)	—	(94,620)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,982)	(20,982)
Dividends paid (Note 26)	—	9,399	—	—	—	—	—	—	—	—	—	—	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)
Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,246,487	3,246,487	30,203	3,276,690
Other comprehensive income, net of income tax	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	—	259,009	(531)	258,478
Total comprehensive income/(loss)	—	—	—	—	—	3,472	(43,203)	(169,944)	58,971	(66,675)	(28,668)	505,056	3,246,487	3,505,496	29,672	3,535,168
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	537,183	—	—	—	—	—	—	—	(537,183)	—	—	—
Dividends paid (Note 26)	—	7,380	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,620)	(125,027)	(1,127,647)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	876,867	—	(1,388,905)	143,905	(368,133)	—	(368,133)
Balance at 31 December 2019	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	(63,539)	450,146	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	4,237,086	4,237,086	2,534	4,239,620
Other comprehensive income, net of income tax	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	—	(683,424)	—	(683,424)
Total comprehensive income/(loss)	—	—	—	—	—	(1,487)	(296,275)	3,957	(395,555)	—	(31,145)	37,081	4,237,086	3,553,662	2,534	3,556,196
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Transfer to legal reserve	—	—	—	—	235,920	—	—	—	—	—	—	—	(235,920)	—	—	—
Dividends paid (Note 26)	—	6,232	—	—	—	—	—	—	—	—	—	—	(811,622)	(805,390)	(32,856)	(838,246)
Sale of associate (Note 16)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,962)	(5,962)
Balance at 31 December 2020	2,200,000	(147,914)	35,026	269	3,009,025	1,985	(339,478)	(151,045)	(607,714)	—	(94,684)	487,227	16,392,070	20,784,767	171	20,784,938

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2020	2019	2018
Cash flows from operating activities:
Profit for the year from
Continuing operations		4,239,620	2,504,254	2,177,335
Discontinued operations		—	772,436	—
Profit for the year including discontinued operations		4,239,620	3,276,690	2,177,335

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	2,426,263	2,199,830	1,894,445
Amortization of intangible assets and right of use assets	12-15	3,548,516	2,846,735	2,393,529
Net finance expense		901,530	1,442,773	983,881
Fair value adjustments to derivatives		(2,016,859)	(570,204)	(1,719,610)
Income tax expense	9	387,193	785,630	495,481
(Gain) on sale of property, plant and equipment		(23,950)	(47,169)	(43,727)
Unrealized foreign exchange losses on operating assets		4,384,197	1,832,636	2,954,304
Provisions		1,230,295	920,924	796,520
Share of equity accounted investees		13,775	15,712	87
Loss on sale of subsidiary		1,387	—	—
Adjustments to (earnings) due to disposal of assets held for sale		—	(772,436)	—
(Gain) on sale of subsidiary		—	—	(110,308)
Non-cash other adjustments		(13,840)	(15,557)	—
		15,078,127	11,915,564	9,821,937
Change in operating assets/liabilities
Change in trade receivables	19	(618,545)	(881,333)	273,110
Change in due from related parties	39	(11,208)	10,025	(5,870)
Change in receivables from financial services	20	429,950	1,651,180	(69,991)
Change in inventories	22	(25,316)	2,035	(76,883)
Change in other current assets	23	547,475	(299,790)	53,957
Change in other non-current assets	17	(71,752)	(38,112)	142,133
Change in due to related parties	39	27,484	(33,135)	40,072
Change in trade and other payables	34	614,418	92,427	(501,980)
Change in other non-current liabilities	28	739	(8,122)	(242,384)
Change in employee benefit obligations	30	(20,850)	(36,231)	(32,764)
Change in short term contract asset	21	(38,636)	(223,146)	(711,928)
Change in long term contract asset	21	(117,823)	(6,778)	(3,513)
Change in deferred revenue		82,254	45,402	54,391
Change in short term contract liability	32	24,662	34,652	255,756
Change in long term contract liability	32	22,874	10,292	131,598
Changes in other working capital		(543,289)	(506,303)	(981,764)
Cash generated from operations		15,380,564	11,728,627	8,145,877

Interest paid		(1,653,675)	(2,090,718)	(1,658,308)
Income tax paid		(634,094)	(611,354)	(657,715)
Net cash inflow from operating activities		13,092,795	9,026,555	5,829,854
Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(3,904,443)	(3,195,069)	(2,960,648)
Acquisition of intangible assets	12	(3,375,915)	(2,821,111)	(2,264,912)
Proceeds from sale of property, plant and equipment		99,843	81,192	103,864
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		(501,339)	156,936	(204,817)
Contribution of increase of share capital in joint ventures/associates		(76,000)	(38,000)	(19,500)
Proceeds from sale of subsidiary		1,229	2,219,644	118,528
Cash inflows from financial asset at fair value through other comprehensive income		976,576	84,655	—
Cash outflows from financial asset at fair value through other comprehensive income		(972,188)	(369,591)	(39,877)
Payments for financial assets at amortized cost		(23,298)	—	—
Interest received		994,899	854,018	731,793
Net cash outflow from investing activities		(6,780,636)	(3,027,326)	(4,535,569)

Cash flows from financing activities:
Dividends received for treasury share		6,232	7,380	9,399
Proceeds from derivative instruments		2,085,585	1,924,363	1,054,345
Repayments of derivative instruments		(866,650)	(1,101,876)	(710,522)
Proceeds from issues of loans and borrowings		22,983,201	29,060,490	44,341,070
Proceeds from issues of bonds		494,987	311,649	2,188,313
Repayment of borrowings		(26,354,532)	(31,297,901)	(43,987,127)
Repayment of bonds		(455,878)	(225,794)	(191,312)
Dividends paid to shareholders		(811,622)	(1,010,000)	(1,900,000)
Dividends paid to non-controlling interest in subsidiaries		(32,856)	(125,027)	(58,778)
Acquisition of treasury shares		(9,994)	(9,998)	(94,620)
Payments of lease liabilities		(1,302,335)	(1,215,320)	(1,164,879)
Other cash (outflows)/inflows from financing activities		(3,951)	204,077	(20,272)
Net cash outflow from financing activities		(4,267,813)	(3,477,957)	(534,383)

Net increase in cash and cash equivalents		2,044,346	2,521,272	759,902

Cash and cash equivalents at 1 January		10,238,715	7,419,239	4,712,333

Effects of exchange rate changes on cash and cash equivalents		(422,506)	298,204	1,947,004

Cash and cash equivalents at 31 December	24	11,860,555	10,238,715	7,419,239

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as “4.5G license” tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

On 21 October 2020, the following main amendments to the articles of association have been approved by the Ordinary General Assembly:

(i)	The size of the board of directors has been increased from seven members to a total of nine members;
(ii)	15% of the total issued shares of Turkcell, owned by TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) as the surviving entity from the Turkcell Holding A.S. (“Turkcell Holding”) / TVF BTIH merger, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);
(iii)	A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of
a.	five members of the board of directors of the Company, and
b.	the chairman of the presiding committee of the general assembly of shareholders;
8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)
(iv)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);
(v)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;
(vi)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and
(vii)	So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The completion of the transactions announced on 17 June 2020 between the Company’s direct and indirect shareholders and certain of its related parties, Türkiye Varlık Fonu (“TVF”), through Türkiye Varlık Fonu Yönetimi A.Ş., TVF BTIH, T.C. Ziraat Bankası A.Ş. (“Ziraat Bankası”) took place on 22 October 2020, at the completion date among other things, (i) Telia Finland Oy (“Telia”), the holder of 47.09% shares of Turkcell Holding (indirectly 24.02% in Turkcell) divested of all of its interest in Turkcell’s shareholding structure by selling its shares to TVF BTIH; (ii) Cukurova Telecom Holdings Limited, the holder of 52.91% shares of Turkcell Holding according to public announcements (indirectly 26.98% in Turkcell) divested all of its interest in shareholding structure by selling its shares to TVF BTIH; (iii) following the merger of Turkcell Holding with TVF BTIH, IMTIS Holdings S.a r l. (“IMTIS Holdings”) acquired 24.8% of the issued shares of Turkcell, from TVF BTIH.

As announced on 13 November 2020, IMTIS Holdings, the direct shareholder of the Company, holding 545,600,000 Group B ordinary and tradable shares corresponding to 24.8% of the issued shares, agreed to sell 110,000,000 of Turkcell shares corresponding to 5% of the issued shares to institutional investors. The transaction is completed on 12 November 2020. Following completion of the transactions, capital shares and voting rights of TVF BTIH and IMTIS Holdings in the Company have become 26.2% and 19.8%, respectively. Proportion of the Company’s shares that are traded in domestic and foreign stock exchanges increased from 48.95% to 53.95% (Note 26).

The Group’s immediate and ultimate parents are TVF BTIH and TVF as of 31 December 2020, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for three years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for three years in the Ordinary General Assembly Meeting held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. Three new independent board members were appointed in lieu of existing three independent board members in board of directors with the CMB decision dated 5 March 2020.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

On 21 October 2020, amendment on articles of association regarding increasing number of board of directors from seven to nine was approved at the Ordinary General Assembly Meeting. On 22 October 2020, two board members resigned. The Company’s board of directors consists of a total of five non-executive members including three independent members as of 31 December 2020.

The consolidated financial statements of the Company as at and for the year ended 31 December 2020 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 40. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2020.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate and a joint venture.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The Group adopted IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” for the first time for the year commencing 1 January 2018. The Group also elected to early adopt IFRS 16, “Leases” for the first time for the year commencing 1 January 2018.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2019 were authorized for issue by the Board of Directors on 20 February 2020.

The consolidated financial statements as at and for the year ended 31 December 2020 were authorized for issue by the Board of Directors on 19 February 2021.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,
-	Consideration payable in relation to the acquisition of Belarusian Telecom,
-	Financial asset at fair value through other comprehensive income.
10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(c)	Functional and presentation currency
(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as assets held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on assets classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•               For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,
•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings and other financial instruments designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and that events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customers and costs related to suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgments impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the factors below:

- the Company is not the primary obligor for the sale of handset,

- the Company does not have control over the sale prices of handsets,

- the Company has no inventory risk.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract based on relative stand-alone selling prices. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and disclosed (unless information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases) or accounted for in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group’s non-current are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(d)	Use of estimates and judgments (continued)

Fair value measurements and valuation process

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities is disclosed in Note 36.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared consistent with prior periods.

(h)	Principles of consolidation and equity accounting
(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

  The fair value of the assets transferred,
  Liabilities incurred to the former owners of the acquired business,
  Equity interests issued by the Group,
  The fair value of any asset or liability resulting from a contingent consideration arrangement, and
  The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting (continued)
(i)	Business combinations (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement.  Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

Non-controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

The Group sold six financial loans amounting to TL 439,364 between 2017 and 2019 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (the “Fund”) founded by Aktif Yatırım Bankası A.Ş. in order to create funds for the issuance of Asset Backed Securities (“ABS”) which were issued by the Fund in a structure where Turkcell Finansman A.Ş. (“Turkcell Finansman”) acted as the source organization. These aforementioned funds are all expired and there are no issued ABS as of 31 December 2020. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its financial statements. Moreover, the Group did not consolidate the Fund since the activities of the Fund are not controlled by the Group and the Fund has been defined as a structured entity.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting (continued)
(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(h)	Principles of consolidation and equity accounting (continued)
(vi)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment. The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

- Those to be measured subsequently at fair value (either through OCI or through profit or loss) and

- Those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i)	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

- Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

- FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

- FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Measurement (continued)

(ii)	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

  12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
  Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach).

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. This policy had also been applied before 1 January 2018.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 36 for a description of the Group’s impairment policies.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person’s family is related to the Group if that person:

(i) has control or joint control of the Group

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkey (“CBRT”) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

(i)	Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

(i)	Cash flow hedges that qualify for hedge accounting (continued)

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss.

The Group has started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. IFRS 9 includes new hedge accounting rules aiming alignment with risk management activities.

The Group enters into participating cross currency swap and cross currency swap transactions in order to hedge the changes in cash flows of foreign exchange denominated fixed and floating rate financial instruments. While applying cash flow hedge accounting, the effective portion of the changes in the fair value of the hedging instrument is accounted for under “other comprehensive income/expense items to be reclassified to profit or loss” as a “hedging reserve” in equity, and the ineffective portion is recognized in profit or loss. The changes recognized in equity is reclassified and included in profit or loss in the same period when the hedged cash flows effect the profit or loss. In addition, time value of options included in participating cross currency swaps are accounted for cost of hedging and recognized under other comprehensive income.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(i)	Financial instruments (continued)

Derivatives and hedging activities (continued)

(ii)	Foreign currency hedge of net investments in foreign operations

The Company designates its foreign currency bank loans to hedge its net investment in a foreign operation. Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well.

On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the income statement (Note 16).

(j)	Property, plant and equipment
(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, the decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered as transitioning out of hyperinflationary status and in 2015 it was determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(j)	Property, plant and equipment (continued)
(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

The estimated useful lives are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred.

(k)	Intangible assets
(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

 The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998, 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 25, 20 and 13 years, respectively.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets (continued)
(ii)	Computer software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,
•	Management intends to complete the software and use or sell it,
•	There is an ability to use or sell the software,
•	It can be demonstrated how the software will generate probable future economic benefits,
•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset’s useful economic life. IRUs are amortized over the shorter of the underlying asset’s useful economic life and the contract term.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(k)	Intangible assets (continued)
(iii)	Other intangible assets (continued)

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Transmission line software	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(l)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property	25 – 45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2020 and 2019, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, and tower construction materials.

(n)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(o)	Employee benefits
(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated based on 30 days’ pay up to a of maximum full TL 7,117 as at 31 December 2020 (31 December 2019: TL 6,380), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2020 is 3.01% (31 December 2019: 3.60%). The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(o)	Employee benefits (continued)
(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(p)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(q)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. The Company transfers control of these services over time and, therefore, satisfies the performance obligations and recognizes revenue from telecommunication services over time.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct,
•	The promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling price. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sale to the subscribers, the instalments of which will be collected by the Group based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sales to the distributor and the distributor assigns its receivables to the Group.

The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions when the Group does not act as principal for the sale of handset.

Starting from 2016 the Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(q)	Revenue (continued)

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Revenues from the betting business comprise of mainly the net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from the betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.

Azerinteltek QSC (“Azerinteltek”) received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

Azerinteltek has been authorized for Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to the agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.

Call center revenues are recognized at the time services are rendered during the contractual period.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
•	The entity has discretion in establishing the price for the specified good or service.

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications mutually agreed to extend the contract, to establish and operate mobile communication infrastructure and operation in uncovered areas, until 30 June 2021 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2020, the Company has recognized TL 223,965 (31 December 2019: TL 191,235) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in the consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(q)	Revenue (continued)

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

(r)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(s)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(t)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants, and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(u)	Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, whereby the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale.

The associate is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(v)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

(w)	Dividends

Provision is made for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x)	Subsequent events

Events after the reporting date; includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, the Group corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the consolidated financial statements.

(y)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decision are predetermined;
-	The Group has the right to operate the asset or,
-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(y)	Leases (continued)

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	Amount of the initial measurement of the lease liability,
-	Any lease payments made at or before the commencement date, less any lease incentives received,
-	Any initial direct costs incurred by the Group and
-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 29).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments,
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date,
-	Amounts expected to be payable under a residual value guarantee and
-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(y)	Leases (continued)

Lease Liability (continued)

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-          The modification increases the scope of the lease by adding the right to use one or more underlying assets and

-          The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

(z)	New standards and interpretations
i)	Standards, amendments and interpretations applicable as at 31 December 2020
-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, “Presentation of financial statements”, and IAS 8, “Accounting policies, changes in accounting estimates and errors”, and consequential amendments to other IFRSs:
	•	Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting,
	•	Clarify the explanation of the definition of material,
	•	Incorporate some of the guidance in IAS 1 about immaterial information.
-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(z)	New standards and interpretations (continued)

i)	Standards, amendments and interpretations applicable as at 31 December 2020 (continued)
-	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform; effective from Annual periods beginning on or after 1 January 2020. These amendments provide certain reliefs in connection with interest rate benchmark reform. The reliefs relate to hedge accounting and have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Given the pervasive nature of hedges involving IBOR-based contracts, the reliefs will affect companies in all industries.

-	Amendment to IFRS 16, “Leases” - Covid-19 related rent concessions; effective from Annual periods beginning on or after 1 June 2020. As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. On 28 May 2020, the IASB published an amendment to IFRS 16 that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2020
-	IFRS 17, “Insurance contracts”; effective from annual periods beginning on or after 1 January 2023. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
-	Amendments to IAS 1, “Presentation of financial statements” on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

-	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16; effective from Annual periods beginning on or after 1 January 2022.
	•	Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
	•	Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.
•	Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.
Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)
(z)	New standards and interpretations (continued)
ii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2020 (continued)
-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform Phase 2; effective from Annual periods beginning on or after 1 January 2021. The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

The Group has elected to early adopt the interest rate benchmark reform - Phase 2 as issued in August 2020 which will be effective as of 1 January 2021 and the new rates will be used as of 1 January 2022.

-	Amendments to IFRS 17 and IFRS 4, “Insurance contracts”, deferral of IFRS 9; effective from annual periods beginning on or after 1 January 2021. These amendments defer the date of application of IFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in IFRS 4 from applying IFRS 9, Financial Instrument until 1 January 2023.

The Group does not expect material impact of new standards and interpretations on the Group’s accounting policies.

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 36).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables and contract assets. This allowance comprises the general provision which is determined based on a loss event.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2020, guarantees of TL 2,171,281 were outstanding (31 December 2019: TL 3,323,318).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 975,753 (31 December 2019: TL 632,022) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 36) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 36.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 36) and are also exposed to the risk of future changes in market interest rates.

Effect of IBOR reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There are ongoing studies for these changes. The Group’s risk exposure that is directly affected by the interest rate benchmark reform is its USD 367,787 floating-rate debt. The Group has hedged this debt with participating cross currency, cross currency and interest swaps, and it has designated at participating cross currency swap in a cash flow hedge of the variability in cash flows of the debt, due to changes in 6-month USD LIBOR that is the current benchmark interest rate after the publication of Phase-2 in August 2020. The nominal amount of these derivative instruments is USD 431,359 and the nominal amount of the hedged part of these instruments is USD 276,069.

The Group treasury department oversees the Group’s USD LIBOR transition plan. This transition project will include changes to systems, processes, risk and valuation models, as well as managing related tax and accounting implications. The Group currently anticipates that the areas of greatest change will be amendments to the contractual terms of the USD LIBOR-referenced floating-rate debt and the participating cross currency swap and updating hedge designations.

Effect of IBOR reform – significant assumptions

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- The floating-rate debt will move to an alternative benchmark rate during 2022, and the spread will be similar to the spread included in the participating cross currency swap used as the hedging instrument;

- No other changes to the terms of the floating-rate debt are anticipated; and

- The Group has incorporated the uncertainty over when the floating-rate debt will move to an alternative benchmark rate, the resulting adjustment to the spread, and the other aspects of the reform that have not yet been finalized by adding an additional spread to the discount rate used in the calculation.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the CEO and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Çözümleri A.S. (“Lifecell Bulut”), Lifecell TV Yayın ve İçerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayın ve İletim A.S. (“Lifecell Müzik”) and BiP İletisim Teknolojileri ve Dijital Servisler Anonim Sirketi (“BiP”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the non-group call center operations of Turkcell Global Bilgi and the operations of Turkcell Finansman, Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”), Paycell LLC and Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

According to the resolution of the General Assembly dated 6 July 2020, the trade name of Turkcell Özel Finansman A.Ş. (“TÖFAŞ”) was changed to Lifecell İletisim Teknolojileri ve Dijital Servisler A.S. (“Lifecell İletisim”) and its business activity is determined and announced as providing digital services and products as of 21 July 2020. The trade name of Lifecell İletisim was changed to BiP on 14 December 2020. BiP has started its operations relating to providing digital services and products as of October 2020, and its operations are reported in Turkcell Turkey reportable segment.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	25,160,240	21,487,156	2,542,410	2,002,789	2,073,626	2,217,979	(672,538)	(570,789)	29,103,738	25,137,135
Inter-segment revenue	(98,110)	(79,318)	(87,955)	(94,703)	(486,473)	(396,768)	672,538	570,789	—	—
Revenues from external customers	25,062,130	21,407,838	2,454,455	1,908,086	1,587,153	1,821,211	—	—	29,103,738	25,137,135
Adjusted EBITDA	10,585,039	8,789,179	1,169,488	903,896	541,694	765,798	(25,923)	(32,454)	12,270,298	10,426,419
Net impairment losses on financial and contract assets	(295,978)	(223,879)	(2,845)	(5,109)	(50,772)	(109,869)	—	—	(349,595)	(338,857)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475
Inter-segment revenue	(79,318)	(46,355)	(94,703)	(69,657)	(396,768)	(254,760)	570,789	370,772	—	—
Revenues from external customers	21,407,838	18,046,231	1,908,086	1,387,323	1,821,211	1,858,921	—	—	25,137,135	21,292,475
Adjusted EBITDA	8,789,179	7,403,822	903,896	612,697	765,798	801,687	(32,454)	(30,224)	10,426,419	8,787,982
Net impairment losses on financial and contract assets	(223,879)	(248,171)	(5,109)	(4,088)	(109,869)	(94,131)	—	—	(338,857)	(346,390)

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2020	2019	2018

Profit for the period	4,239,620	3,276,690	2,177,335
Add(Less):

(Profit)/loss from discontinued operations	—	(772,436)	—

Profit from continuing operations	4,239,620	2,504,254	2,177,335
Income tax expense	387,193	785,630	495,481
Finance income	(2,119,483)	(297,450)	(1,677,114)
Finance costs	3,251,164	2,025,118	3,364,072
Other income	(96,585)	(140,705)	(241,435)
Other expenses	619,835	487,295	381,582
Depreciation and amortization	5,974,779	5,046,565	4,287,974
Share of loss of equity accounted investees	13,775	15,712	87
Consolidated adjusted EBITDA	12,270,298	10,426,419	8,787,982

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2020	2019	2018
Revenues
Turkey	26,648,183	23,229,046	19,636,682
Ukraine	1,800,983	1,322,116	923,181
Belarus	395,363	366,314	293,181
Turkish Republic of Northern Cyprus	229,652	209,109	169,014
Netherlands	28,863	8,396	366
Germany	694	2,154	1,580
Azerbaijan	—	—	268,471
	29,103,738	25,137,135	21,292,475

Non-current assets	31 December 2020	31 December 2019
Turkey	26,165,209	22,737,468
Ukraine	3,390,246	3,030,095
Belarus	264,864	219,281
Turkish Republic of Northern Cyprus	244,710	198,732
Unallocated non-current assets	849,992	197,255
	30,915,021	26,382,831

42

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Telecommunication services	21,676,330	19,157,657	2,299,682	1,780,793	—	—	(58,507)	(60,147)	23,917,505	20,878,303
Equipment revenues	3,194,083	2,130,135	122,901	115,905	—	—	—	—	3,316,984	2,246,040
Revenue from financial services	—	—	—	—	845,189	1,141,712	(14,202)	(839)	830,987	1,140,873
Call center revenues	25,397	21,851	34,566	17,008	415,366	308,126	(43,358)	(34,542)	431,971	312,443
Commission fees on betting business	—	—	—	—	—	132,300	—	—	—	132,300
Other	264,430	177,513	85,261	89,083	813,071	635,841	(556,471)	(475,261)	606,291	427,176
Total	25,160,240	21,487,156	2,542,410	2,002,789	2,073,626	2,217,979	(672,538)	(570,789)	29,103,738	25,137,135

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Telecommunication services	19,157,657	16,636,497	1,780,793	1,281,595	—	—	(60,147)	(58,335)	20,878,303	17,859,757
Equipment revenues	2,130,135	1,209,745	115,905	101,350	—	—	—	—	2,246,040	1,311,095
Revenue from financial services	—	—	—	—	1,141,712	1,121,768	(839)	(2,647)	1,140,873	1,119,121
Call center revenues	21,851	12,954	17,008	9,763	308,126	211,195	(34,542)	(30,740)	312,443	203,172
Commission fees on betting business	—	—	—	—	132,300	200,315	—	—	132,300	200,315
Revenue from betting business	—	—	—	—	—	268,470	—	—	—	268,470
Other	177,513	233,390	89,083	64,272	635,841	311,933	(475,261)	(279,050)	427,176	330,545
Total	21,487,156	18,092,586	2,002,789	1,456,980	2,217,979	2,113,681	(570,789)	(370,772)	25,137,135	21,292,475

43

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2020
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication services	21,676,330	2,299,682	—	(58,507)	23,917,505
At a point in time	254,619	14,821	—	—	269,440
Over time	21,421,711	2,284,861	—	(58,507)	23,648,065
Equipment revenues	3,194,083	122,901	—	—	3,316,984
At a point in time	3,105,851	122,901	—	—	3,228,752
Over time	88,232	—	—	—	88,232
Revenue from financial services	—	—	845,189	(14,202)	830,987
At a point in time	—	—	245,223	(14,202)	231,021
Over time	—	—	599,966	—	599,966
Call center revenues	25,397	34,566	415,366	(43,358)	431,971
At a point in time	—	—	—	—	—
Over time	25,397	34,566	415,366	(43,358)	431,971
All other	264,430	85,261	813,071	(556,471)	606,291
At a point in time	48,626	9,132	—	—	57,758
Over time	215,804	76,129	813,071	(556,471)	548,533
Total	25,160,240	2,542,410	2,073,626	(672,538)	29,103,738
At a point in time	3,409,096	146,854	245,223	(14,202)	3,786,971
Over time	21,751,144	2,395,556	1,828,403	(658,336)	25,316,767

44

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication services	19,157,657	1,780,793	—	(60,147)	20,878,303
At a point in time	198,734	10,555	—	—	209,289
Over time	18,958,923	1,770,238	—	(60,147)	20,669,014
Equipment revenues	2,130,135	115,905	—	—	2,246,040
At a point in time	2,050,055	115,905	—	—	2,165,960
Over time	80,080	—	—	—	80,080
Revenue from financial services	—	—	1,141,712	(839)	1,140,873
At a point in time	—	—	222,930	(839)	222,091
Over time	—	—	918,782	—	918,782
Call center revenues	21,851	17,008	308,126	(34,542)	312,443
At a point in time	—	—	—	—	—
Over time	21,851	17,008	308,126	(34,542)	312,443
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
All other	177,513	89,083	635,841	(475,261)	427,176
At a point in time	37,726	19,300	2,306	(657)	58,675
Over time	139,787	69,783	633,535	(474,604)	368,501
Total	21,487,156	2,002,789	2,217,979	(570,789)	25,137,135
At a point in time	2,286,515	145,760	225,236	(1,496)	2,656,015
Over time	19,200,641	1,857,029	1,992,743	(569,293)	22,481,120

6.	Other income and expense

Recognized in the statement of profit or loss:

	2020	2019	2018
Gain on sale of fixed assets	23,950	47,169	43,727
Gain on modification of lease contract	13,840	1,484	—
Non-interest income from banks	12,245	2,477	5,996
Rent income	8,839	6,522	4,637
Gain on sale of investments	—	—	110,308
Other	37,711	83,053	76,767
Other income	96,585	140,705	241,435

Litigation expenses	(387,352)	(303,879)	(87,099)
Donation expenses	(60,778)	—	(176,321)
Supplementary contributions to retailers	(46,804)	—	—
Subscriber returns	(22,722)	—	—
Restructuring cost	(13,051)	(91,710)	(9,840)
Other	(89,128)	(91,706)	(108,322)
Other expense	(619,835)	(487,295)	(381,582)

45

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Employee benefit expenses

	2020	2019	2018
Wages and salaries (*)	2,820,500	2,434,790	1,968,882
Employee termination benefits (**)	38,879	31,799	29,140
Defined contribution plans	14,677	12,785	9,361
	2,874,056	2,479,374	2,007,383

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of employee termination benefits for the years ended 31 December 2020, 2019 and 2018 amounting to TL 37,230, TL 36,385 and TL (12,699) respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2020	2019	2018
Cash flow hedges - reclassified to profit or loss	1,410,997	—	568,370
Net fair value gains and interest on derivative financial instruments	317,820	—	654,933
Interest income	366,695	288,010	395,045
Other	23,971	9,440	58,766
Finance income	2,119,483	297,450	1,677,114

Net foreign exchange losses	(2,409,550)	(1,039,618)	(2,695,045)
Net interest expenses for financial assets and liabilities measured at amortized cost	(811,439)	(874,535)	(552,101)
Net fair value losses and interest on derivative financial instruments	—	(550,438)	—
Cash flow hedges - reclassified to profit or loss	—	461,133	—
Other	(30,175)	(21,660)	(116,926)
Finance costs	(3,251,164)	(2,025,118)	(3,364,072)
Net finance costs	(1,131,681)	(1,727,668)	(1,686,958)

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and cash and cash equivalents.

Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements, which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

Interest income and expense on financial assets measured at amortized cost are shown netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 281,993, TL (1,093,432), TL 316,932, TL (1,191,467), and TL 255,019, TL (807,120) for the years ended 31 December 2020, 2019 and 2018, respectively.

46

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense

	2020	2019	2018

Current income tax expense	(724,688)	(570,509)	(654,953)
Deferred income tax credit/(expense)	337,495	(215,121)	159,472
Total income tax expense	(387,193)	(785,630)	(495,481)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income 2020	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	29,352	7,729	37,081
Change in cash flow hedge reserve	9,914	(5,957)	3,957
Change in cost of hedging reserve	(487,644)	92,089	(395,555)
Fair value reserve	(1,970)	483	(1,487)
Hedges of net investments in foreign operations	(368,959)	72,684	(296,275)
Remeasurements of employee termination benefits	(37,230)	6,085	(31,145)
	(856,537)	173,113	(683,424)

2019
Foreign currency translation differences	536,796	(99,234)	437,562
Change in cash flow hedge reserve	(217,877)	47,933	(169,944)
Change in cost of hedging reserve	75,605	(16,634)	58,971
Fair value reserve	4,451	(979)	3,472
Hedges of net investments in foreign operations	(55,389)	12,186	(43,203)
Remeasurements of employee termination benefits	(36,385)	8,005	(28,380)
	307,201	(48,723)	258,478

2018
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905
	534,441	(157,203)	377,238

47

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense

	2020	2019	2018
Profit from continuing operations before income tax expense	4,626,813	3,289,884	2,672,816
(Loss) from discontinued operations before income tax expense	—	772,436	—
Profit before income tax expense	4,626,813	4,062,320	2,672,816

Tax at the Turkey’s tax rate	(1,017,899)	(893,710)	(588,020)
Difference in overseas tax rates	(3,825)	(12,580)	7,617
Effect of exemptions (*)	130,718	123,878	198,160
Previously unrecognized tax losses used to reduce deferred tax expense (**)	665,842	—	—
Utilization of previously unrecognized tax losses	6,746	—	—
Effect of amounts which are not deductible and permanent differences	(123,738)	(134,538)	(91,778)
Tax exemptions from sale of subsidiary and associate (***)	—	169,936	24,268
Change in unrecognized deferred tax assets (****)	(47,094)	(41,681)	(50,551)
Adjustments for current tax of prior years	3,452	3,880	2,510
Tax effect of investment in associate and joint venture	(2,794)	(2,592)	—
Other	1,399	1,777	2,313
Total income tax expense	(387,193)	(785,630)	(495,481)

(*) Mainly comprises of research and development tax credit exemption. For the year ended 31 December 2018, includes the exemption effect of sales of Fintur amounted to TL 76,164.

(**) Mainly comprises the deferred tax credit of TL 665,842 which relates to the carried-forward tax losses of lifecell. lifecell has recorded positive taxable profits for the year ended 31 December 2020, mainly as a result of increased subscriber numbers and cost management. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable profits based on the business plan of lifecell. The tax losses can be carried forward indefinitely and have no expiry date.

(***) For the years ended 31 December 2019 and 2018, includes the Group’s transfer of its total shareholding in Fintur and Azerinteltek, respectively (Note 39).

(****) Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income. On 5 December 2017, Turkey’s Law No. 7061 on the Amendment of Certain Tax Laws and Some Other Laws, and which was adopted on 28 November 2017, was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication. The corporate tax rate decreases to 20% in 2021.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the end of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

48

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the profits arising from the sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% of the profits arising from the sale of immovable properties included in the assets of corporations for two years are exempted from corporate tax. The exemption rate had been 75% prior to this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account on the balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

Pursuant to Article 10/13-h of Law No.7143 published in the Official Gazette dated 18 May 2018 and numbered 30425;

•	For the resident real persons and institutions,
-	Income from the sale of non-resident subsidiary shares,
-	Participation income from non-resident subsidiaries,
-	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31 December 2018. In accordance with the Presidential Decree dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

•      For the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article have been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

49

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2020, 2019 and 2018 is as follows:

Cost of revenue:

	2020	2019	2018
Depreciation and amortization (*)	(5,974,779)	(5,046,565)	(4,287,974)
Cost of goods sold	(3,301,984)	(2,278,283)	(1,284,180)
Treasury share	(2,418,800)	(2,191,427)	(1,884,556)
Interconnection and termination expenses	(2,247,647)	(1,909,614)	(1,763,414)
Employee benefit expenses	(1,741,591)	(1,447,037)	(1,148,445)
Radio expenses	(921,153)	(734,583)	(508,884)
Frequency expenses	(887,243)	(802,950)	(622,390)
Transmission expenses	(426,036)	(335,980)	(326,080)
Universal service fund	(330,932)	(297,053)	(256,454)
Roaming expenses	(214,478)	(238,147)	(226,806)
Cost of revenue from financial services (**)	(135,237)	(240,297)	(378,477)
Others	(1,736,179)	(1,561,544)	(1,458,333)
	(20,336,059)	(17,083,480)	(14,145,993)

(*) As at 31 December 2020, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 39,726 (31 December 2019: TL 26,478; 31 December 2018: TL 16,321).

(**) As at 31 December 2020, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 18,166 (31 December 2019: TL 11,358; 31 December 2018: TL 8,532).

Selling and marketing expenses:

	2020	2019	2018
Employee benefit expenses	(634,367)	(547,136)	(433,997)
Marketing expenses	(507,921)	(554,538)	(551,127)
Selling expenses	(173,064)	(349,269)	(555,158)
Others	(57,601)	(104,246)	(86,432)
	(1,372,953)	(1,555,189)	(1,626,714)

50

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2020	2019	2018
Employee benefit expenses	(479,932)	(473,843)	(416,409)
Service expenses	(58,255)	(52,756)	(35,257)
Consultancy expenses	(53,105)	(51,308)	(38,252)
Collection expenses	(52,189)	(57,097)	(37,525)
Maintenance and repair expenses	(20,139)	(26,610)	(26,867)
Travel and entertainment expenses	(17,009)	(34,644)	(38,406)
Other	(68,983)	(83,497)	(80,654)
	(749,612)	(779,755)	(673,370)

Net impairment losses on financial and contract assets:

	2020	2019	2018
Net impairment losses on financial and contract assets	(349,595)	(338,857)	(346,390)
	(349,595)	(338,857)	(346,390)

51

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Disposal of subsidiaries	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance as at 31 December 2020
Network infrastructure (All operational)	22,022,991	818,989	(699,727)	2,671,001	(15,536)	—	—	125,400	24,923,118
Land and buildings	1,211,323	68,667	(2,004)	212,943	—	—	(6,781)	1,101	1,485,249
Equipment, fixtures and fittings	866,409	93,428	(10,954)	8,961	(3,482)	—	—	1,532	955,894
Motor vehicles	44,518	2,098	(1,690)	—	(4)	—	—	77	44,999
Leasehold improvements	335,837	7,149	(62)	341	(1,574)	—	—	402	342,093
Construction in progress	666,328	2,921,952	(11,372)	(2,898,087)	—	(2)	—	2,480	681,299
Total	25,147,406	3,912,283	(725,809)	(4,841)	(20,596)	(2)	(6,781)	130,992	28,432,652

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	2,270,537	(656,472)	—	(15,536)	4,183	—	105,298	13,090,823
Land and buildings	285,626	73,594	—	—	—	—	(5,528)	620	354,312
Equipment, fixtures and fittings	673,927	53,914	(7,865)	—	(3,287)	—	—	1,182	717,871
Motor vehicles	37,840	3,714	(1,593)	—	(4)	—	—	70	40,027
Leasehold improvements	308,709	19,622	(49)	—	(1,574)	—	—	181	326,889
Total	12,688,915	2,421,381	(665,979)	—	(20,401)	4,183	(5,528)	107,351	14,529,922

Net book amount	12,458,491	1,490,902	(59,830)	(4,841)	(195)	(4,185)	(1,253)	23,641	13,902,730

Depreciation expenses for the years ended 31 December 2020, 2019 and 2018 amounting to TL 2,425,566 , TL 2,196,902 and TL 1,888,834, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2020, 2019 and 2018 are TL 4,185, TL 18,007 and TL 34,382, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 3.1%, 6.5% and 6.8%; TL 100,051 and TL 123,449 and TL 75,054 for the years ended 31 December 2020, 2019 and 2018 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

Network infrastructure mainly consists of mobile and fixed network infrastructure investments.

52

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2019
Network infrastructure (All operational)	19,132,278	708,891	(756,889)	1,982,073	—	956,638	22,022,991
Land and buildings	929,901	52,877	—	220,637	—	7,908	1,211,323
Equipment, fixtures and fittings	803,500	97,225	(48,813)	1,446	—	13,051	866,409
Motor vehicles	40,106	3,833	(491)	—	—	1,070	44,518
Leasehold improvements	327,492	5,418	(7)	317	—	2,617	335,837
Construction in progress	512,087	2,354,918	(2,058)	(2,216,841)	(3,125)	21,347	666,328
Total	21,745,364	3,223,162	(808,258)	(12,368)	(3,125)	1,002,631	25,147,406

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	2,006,650	(738,527)	31,327	14,543	622,603	11,382,813
Land and buildings	239,088	58,292	—	(16,359)	—	4,605	285,626
Equipment, fixtures and fittings	633,507	80,254	(39,143)	(11,440)	—	10,749	673,927
Motor vehicles	34,230	2,923	(296)	—	—	983	37,840
Leasehold improvements	276,006	30,776	(7)	—	339	1,595	308,709
Total	10,629,048	2,178,895	(777,973)	3,528	14,882	640,535	12,688,915

Net book amount	11,116,316	1,044,267	(30,285)	(15,896)	(18,007)	362,096	12,458,491

53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 103,460, TL 320,599 and TL 3,320,721, respectively (31 Decemer 2019: TL 149,443, TL 359,071 and TL 3,723,232, respectively).

lifecell

lifecell owns nine activity licenses: a technology neutral license, issued for 3G, one license for international and long-distance calls and seven PSTN licenses for seven regions in Ukraine. As of 31 December 2020, lifecell owns twenty frequency use licenses for IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, and microwave Radiorelay and Broadband Radio Access, which are regional and national. Additionally, lifecell holds a specific number range — three NDC codes for mobile network, twenty-eight permissions on a number resource for short numbers, ten permissions on a number resource for SS-7 codes (six regional and four international), one permission on a number resource for Mobile Network Code, eight permissions on a number resource for local ranges for PSTN licenses, two permissions on service codes for alternative routing selection for international and long-distance fixed telephony, and one permission on a code for global telecommunication service “800”. The carrying amount of lifecell’s licenses is TL 1,217,173 (31 Decemer 2019: TL 1,254,713).

54

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiaries	Acquisition through business combinations	Effects of movements in exchange rates	Balance at 31 December 2020
Telecommunication licenses	9,132,617	695	(32,445)	10,110	—	—	—	77,756	9,188,733
Computer software	10,133,924	1,621,210	(31,808)	107,819	—	(10,164)	—	14,846	11,835,827
Transmission line software	74,379	14,120	—	—	—	—	—	—	88,499
Central betting system operating right	12,426	—	—	—	—	(12,426)	—	—	—
Indefeasible right of usage	117,618	9,709	—	32,668	—	—	—	—	159,995
Brand name	7,740	1,518	—	—	—	—	—	225	9,483
Customer base	15,512	—	—	—	—	—	—	—	15,512
Goodwill (*)	32,834	—	—	—	—	—	7,176	—	40,010
Subscriber acquisition cost	3,248,859	1,573,606	(37,307)	—	—	—	—	2,695	4,787,853
Other	93,942	20,968	(388)	39	—	—	71,652	530	186,743
Construction in progress	13,452	134,089	(712)	(145,795)	—	—	—	108	1,142
Total	22,883,303	3,375,915	(102,660)	4,841	—	(22,590)	78,828	96,160	26,313,797

Accumulated amortization
Telecommunication licenses	3,632,968	636,749	(28,052)	(7,700)	—	—	—	19,238	4,253,203
Computer software	6,290,133	1,023,203	(24,295)	—	18,460	(10,164)	—	6,857	7,304,194
Transmission line software	71,602	7,471	—	—	—	—	—	—	79,073
Central betting system operating right	12,375	—	—	—	—	(12,375)	—	—	—
Indefeasible right of usage	40,420	8,854	—	7,700	—	—	—	—	56,974
Brand name	7,040	—	—	—	—	—	—	—	7,040
Customer base	12,648	437	—	—	—	—	—	—	13,085
Subscriber acquisition cost	1,447,606	721,637	(37,307)	—	—	—	—	1,819	2,133,755
Other	60,449	38,158	(107)	—	—	—	—	189	98,689
Total	11,575,241	2,436,509	(89,761)	—	18,460	(22,539)	—	28,103	13,946,013

Net book amount	11,308,062	939,406	(12,899)	4,841	(18,460)	(51)	78,828	68,057	12,367,784

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date has been determined as 1 June 2020. The total consideration transferred amounting to USD 12,310 (TL 78,828) has been accounted for under ‘Goodwill’ in the 30 June 2020 financial statements. In accordance with a purchase price allocation report prepared by qualified external experts, total acquisition amount has been allocated to ‘Intangible assets’ amounting to USD 10,472 (TL 71,652), ‘Deferred tax assets’ amounting to USD 2,618 (TL 17,913) and ‘Goodwill’ amounting to TL 7,176. Management worked closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model.

55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2019
Telecommunication licenses	8,722,998	8,871	(17,035)	29,161	—	388,622	9,132,617
Computer software	8,539,038	1,441,780	(44,952)	89,729	—	108,329	10,133,924
Transmission line software	73,139	1,240	—	—	—	—	74,379
Central betting system operating right	11,981	445	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	—	117,618
Brand name	7,040	700	—	—	—	—	7,740
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	—	32,834
Subscriber acquisition cost	2,034,053	1,232,539	(39,496)	—	—	21,763	3,248,859
Other	50,005	50,334	(61)	(8,972)	—	2,636	93,942
Construction in progress	18,007	85,202	—	(96,991)	(585)	7,819	13,452
Total	19,622,225	2,821,111	(101,544)	12,927	(585)	529,169	22,883,303

Accumulated amortization
Telecommunication licenses	2,948,235	611,197	(17,035)	—	17	90,554	3,632,968
Computer software	5,481,895	768,238	(41,214)	7,770	1,902	71,542	6,290,133
Transmission line software	67,017	4,585	—	—	—	—	71,602
Central betting system operating right	12,074	301	—	—	—	—	12,375
Indefeasible right of usage	31,855	8,565	—	—	—	—	40,420
Brand name	7,040	—	—	—	—	—	7,040
Customer base	12,211	437	—	—	—	—	12,648
Subscriber acquisition cost	974,200	495,861	(39,496)	—	—	17,041	1,447,606
Other	37,526	29,032	(61)	(7,940)	36	1,856	60,449
Total	9,572,053	1,918,216	(97,806)	(170)	1,955	180,993	11,575,241

Net book amount	10,050,172	902,895	(3,738)	13,097	(2,540)	348,176	11,308,062

56

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Amortization expenses for the years ended 31 December 2020, 2019 and 2018 amounting to TL 2,454,969, TL 1,920,756 and TL 1,580,319, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2020, 2019 and 2018 are TL 18,460, TL 2,540 and TL 3,232, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 244,204 for the year ended 31 December 2020 (31 December 2019: TL 206,064). The amortization expenses related to capitalized software development costs for the years ended 31 December 2020, 2019 and 2018 amounting to TL 46,601, TL 47,591 and TL 40,934, respectively are recognized in cost of revenue.

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. At 31 December 2020, no impairment test has been carried out since there was no indication of impairment in any of the Group’s CGUs.

14.	Investment properties
	31 December 2020	31 December 2019
Cost
Opening balance	46,283	145,759
Addition	—	987
Disposal	(15,985)	—
Transfer to property, plant and equipment	6,781	(100,463)
Closing balance	37,079	46,283
Accumulated depreciation
Opening balance	(30,000)	(130,334)
Transfer to property, plant and equipment	(5,528)	103,262
Depreciation and impairment charges during the year	(697)	(2,928)
Disposal	12,821	—
Closing balance	(23,404)	(30,000)

Net book amount	13,675	16,283

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2020 is TL 5,855 (31 December 2019: TL 4,078 and 31 December 2018: TL 3,092). There is TL 294 direct operating expense for investment properties during the year ended 31 December 2020 (31 December 2019: TL 522 and 31 December 2018: None).

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TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

The Group’s investment properties and their fair values at 31 December 2020 and 2019 are as follows:

31 December 2020	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	22,340	Income capitalization approach
Investment properties in Ankara	—	15,160	—	Market approach
Investment properties in Aydın	—	2,515	—	Market approach
	—	17,675	22,340

31 December 2019	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	21,520	Income capitalization approach
Investment properties in Ankara	—	14,400	—	Market approach
Investment properties in Istanbul	—	14,585	—	Market approach
	—	28,985	21,520

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

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TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Right of use assets

Closing balances of right of use assets as of 31 December 2020 and 31 December 2019 and depreciation and amortization expenses for the years ended 31 December 2020 and 31 December 2019 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(576,941)	(42,097)	(275,038)	(135,085)	(1,029,161)	(18,657)	(45,729)	(64,386)	(1,093,547)
Balance at 31 December 2020	1,182,847	229,240	218,104	348,334	1,978,525	24,956	376,693	401,649	2,380,174

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602
Depreciation and amortization charge for the year	(506,386)	(54,605)	(150,282)	(159,784)	(871,057)	(8,849)	(46,073)	(54,922)	(925,979)
Balance at 31 December 2019	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096

As at 31 December 2020, the Company has additions to right of use assets amounting to TL 1,791,823 (31 December 2019: TL 1,209,008) and interest expense on lease liabilities amounting to TL 289,718 (31 December 2019: TL 282,769). Depreciation and amortization expenses amounting to TL 1,093,547 (31 December 2019: TL 925,979) are recognized in cost of revenues.

59

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Discontinued operations

Disposal of Fintur

In 2016, the Group has committed to the plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased as of 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of the carrying amount and fair value less costs to sell.

The Company signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to the other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). The transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to receipt of regulatory approvals on 29 March 2019. The final transaction value is realized as TL 2,229,595 (EUR 352,851). The share transfer has been completed in 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discontinued operations in the consolidated financial statements.

Reconciliation of Fintur sales for the period ended 31 December 2019 is stated as below:

31 December 2019
Consideration received or receivable:
Cash	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	—
Gain on sale after income tax	772,436

Subsequent to recognition of gain on sale of Fintur for the three months period ended 31 March 2019, the Company has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

17.	Other non-current assets

	2020	2019
Advances given for property, plant and equipment	561,298	59,959
Prepaid expenses	141,201	133,914
Deposits and guarantees given	78,401	34,602
Receivables from the Public Administration	72,848	72,848
VAT receivable	29,025	1,902
Others	1,069	1,045
	883,842	304,270

60

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2020 and 2019 are attributable to the following:

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019
Property, plant and equipment and intangible assets	123,871	145,242	(2,117,594)	(1,915,567)	(1,993,723)	(1,770,325)
Investment	—	32,926	—	—	—	32,926
Derivative instruments	27,177	24,303	(407,740)	(349,797)	(380,563)	(325,494)
Reserve for employee termination benefits and provisions	258,675	167,589	(1,362)	(36,289)	257,313	131,300
Trade and other payables	26,511	81,558	(149,827)	(14,823)	(123,316)	66,735
Tax losses carried forward	1,101,043	258,040	(3,254)	—	1,097,789	258,040
Tax allowances	5,158	59,176	—	—	5,158	59,176
Other assets and liabilities (*)	638,991	586,769	(2,872)	(15,415)	636,119	571,354
Deferred tax assets/(liabilities)	2,181,426	1,355,603	(2,682,649)	(2,331,891)	(501,223)	(976,288)
Offsetting	(1,344,818)	(1,166,261)	1,344,818	1,166,261	—	—
Net deferred tax assets/(liabilities)	836,608	189,342	(1,337,831)	(1,165,630)	(501,223)	(976,288)

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2020 and 2019 were as follows:

	2020	2019

Opening balance	(976,288)	(709,628)
Income statement charge	337,495	(215,121)
Tax charge relating to components of other comprehensive income	173,113	(48,723)
Exchange differences	(35,543)	(2,816)
Closing balance, net	(501,223)	(976,288)

The Group did not recognize deferred income tax assets of TL 2,986,951 (31 December 2019: TL 6,588,723) in respect of tax losses amounting to TL 551,847 (31 December 2019: TL 1,199,670) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2021	212,836
2022	136,298
2023	201,770
2024	345,681
2025	1,196,884
2026	45,470
2027	571,210
2028	188,354
Indefinite	88,448
Total	2,986,951

61

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Trade receivables and accrued revenue

	31 December 2020	31 December 2019
Receivables from subscribers	2,263,544	2,090,242
Accounts and notes receivable	766,921	745,442
Undue assigned contracted receivables	435,332	298,291
	3,465,797	3,133,975

Trade receivables are shown net of provision for impairment amounting to TL 617,932 as at 31 December 2020 (31 December 2019: TL 620,247). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 36. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 36.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 351,698 and TL 332,180 at 31 December 2020 and 2019, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 172,261 (31 December 2019: TL 116,462) is presented under non-current trade receivable amounted to TL 222,451 (31 December 2019: TL 148,159).

20.	Receivables from financial services

	31 December 2020	31 December 2019
Current receivables from financial services	1,886,381	2,319,122
Non-current receivables from financial services	75,717	123,136
	1,962,098	2,442,258

Movements in provision for impairment of receivables from financial services are disclosed in Note 36.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

21.	Contract assets

Current contract assets:

	31 December 2020	31 December 2019
Contract assets	972,052	933,969
	972,052	933,969

62

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Contract assets (continued)

Non-current contract assets:

	31 December 2020	31 December 2019
Contract assets	128,114	10,291
	128,114	10,291

The contract assets represent contract assets from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under long term contract assets.

22.	Inventory

As of 31 December 2020, inventories amounting to TL 203,715 which consist of mainly mobile phone and its accessories, tablet, sim-cards and tower construction materials (31 December 2019: TL 178,399).

23.	Other current assets

	31 December 2020	31 December 2019
Receivables from the Ministry of Transport and Infrastructure of Turkey	224,563	669,621
Prepaid expenses	163,657	135,881
VAT receivable	49,490	109,777
Advances given to suppliers	48,141	90,454
Receivables from tax office	20,864	99,882
Other advances given	—	65,263
Other	52,271	156,126
	558,986	1,327,004
24.	Cash and cash equivalents
	31 December 2020	31 December 2019
Cash in hand	179	131

Banks	11,852,022	10,238,310
- Demand deposits	975,753	632,022
- Time deposits	10,876,269	9,606,288
Other cash and cash equivalents	8,354	274
Cash and cash equivalents	11,860,555	10,238,715

As at 31 December 2020, the average effective interest rates of TL, USD and EUR time deposits are 17.4%, 2.8% and 1.8% (31 December 2019: 10.7%, 2.3% and 0.4%) respectively.

As at 31 December 2020, average maturity of time deposits is 30 days (31 December 2019: 38 days).

63

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Financial assets

Debt investments at fair value through other comprehensive income

Debt investments at FVOCI comprise the following investments in listed and unlisted securities:

	31 December	31 December
Current Assets	2020	2019
Listed debt securities	529,610	345,602
	529,610	345,602

	Fair values

	31 December 2020	31 December 2019	Fair value hierarchy	Valuation technique

Financial assets at fair value through other comprehensive income	272,334	-	Level 2	Present value of the estimated future cash flows based on observable yield curves and period end FX rates
	257,276	345,602	Level 1	Pricing models based on quoted market prices at the end of the reporting period.

Total	529,610	345,602

As of 31 December 2020 and 2019, the nominal and fair value amounts of financial assets are as follows:

31 December 2020
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	10,000	91,229	5 February 2021
EUR	20,000	181,105	13 March 2021
EUR	20,000	178,375	17 December 2021
EUR	1,995	19,718	16 February 2026
TRY	24,108	24,819	2 March2022
TRY	24,312	24,362	2 March 2022
USD	300	1,966	21 February 2022
USD	996	8,036	10 August 2024
Total financial assets		529,610

64

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Financial assets (continued)

Debt investments at fair value through other comprehensive income (continued)

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	17,990	121,456	29 May 2020
EUR	10,000	67,773	5 February 2021
EUR	20,000	133,072	17 December 2021
EUR	2,000	15,026	16 February 2026
USD	300	1,878	21 February 2022
USD	1,000	6,397	10 August 2024
Total financial assets		345,602

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December	31 December
	2020	2019
Gains / (Losses) recognized in other comprehensive income
Related to debt securities	(1,487)	3,472
	(1,487)	3,472

65

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Equity

Share capital

As at 31 December 2020, share capital represents 2,200,000,000 (31 December 2019: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2020		31 December 2019
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	48.95	1,077,004
TVF BTIH	26.20	576,400	—	—
IMTIS Holdings	19.80	435,600	—	—
Turkcell Holding	—	—	51.00	1,122,000
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2020, total number of shares pledged as security is 995,509 (2019: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2020, the Company purchased 816,290 of its shares on-market with prices ranging from full TL 12.09 to full TL 12.35. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total amount of TL 9,994 was deducted from equity (2019: TL 9,998).

Dividends

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 13 March 2020, the shareholders resolved to pay a dividend amount equal to TL 38,029 out of profits for the year ended 31 December 2019 and a dividend out legal reserves amount equal to TL 34,985 (2019: TL 277,837 in total). The aggregate amount of dividends has been paid on 23 March 2020.

Turkcell:

On 24 September 2020, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2019 amounting to TL 811,622 (2019: TL 1,010,000); this represents a gross cash dividend of full TL 0.36892 per share. The Company paid dividend in two installments on 30 November and 2 December 2020 to the shareholders.

66

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Earnings per share

	2020	2019	2018
Numerator:
Profit attributable to owners of the Company	4,237,086	3,246,487	2,021,065
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,922,483	2,184,750,233
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	1.94	1.49	0.93

(*) Refer to Note 26 - Treasury shares

Numerator:
Profit from continuing operations attributable to owners of the Company	4,237,086	2,474,051	2,021,065
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,922,483	2,184,750,233
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	1.94	1.14	0.93

(*) Refer to Note 26 - Treasury shares

Numerator:
Profit from discontinuing operations attributable to owners of the Company	—	772,436	—
Denominator:
Weighted average number of shares (*)	2,183,106,193	2,183,922,483	2,184,750,233
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	—	0.35	—

(*) Refer to Note 26 - Treasury shares

67

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Other non-current liabilities

	2020	2019
Consideration payable in relation to the acquisition of Belarusian Telecom	475,879	359,554
Deferred revenue	22,180	303
	498,059	359,857

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent consideration payable to the seller. Payment of USD 100,000 (equivalent to TL 734,050 as of 31 December 2020) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid in instalments between 2025 and 2030 (31 December 2019: in instalments between 2026-2030). The discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2020 ranges between 4.3% and 5.6% (31 December 2019: 5.2% and 6.1%).

29.	Loans and borrowings

	31 December 2020	31 December 2019
Non-current liabilities
Unsecured bank loans	7,779,354	6,092,170
Secured bank loans	151,543	—
Lease liabilities	1,521,713	1,101,303
Debt securities issued	6,901,075	5,483,921
	16,353,685	12,677,394
Current liabilities
Unsecured bank loans	4,049,824	6,712,297
Secured bank loans	144,261	2,415
Lease liabilities	577,173	431,752
Debt securities issued	461,479	481,869
	5,232,737	7,628,333

68

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings (continued)

The company has used loans in accordance with the loan agreement previously signed with J.P.Morgan and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance. As of 31 December 2020, the Company has used USD 47,100 and USD 29,410 loan on 1 April 2020 and 27 November 2020, respectively, with a fixed interest rate of 3.84%.

As at 31 December 2020, the company signed a green loan agreement amounting to EUR 50,000 with ING European Financial Services Plc. The respective loan has a maturity of 5 years and its annual interest rate is Euribor+1.95%. The loan facility is utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan will be repaid at once at the end of the 5-year maturity term. The loan was fully utilized on 20 March 2020.

The company has signed a loan agreement amounting to USD 90,000 with ING BANK N.V. and AB Svensk Exportkredit within the scope of the EKN insurance on 18 December 2020, which can be used for financing the products and services procured from Ericsson AB and Ericsson Telekomünikasyon A.Ş.. Each tranches has a period of 15 months respectively and the last tranche will be available until April 2024. The repayments of the tranches will be made in 2 equal installments per year and with a fixed interest rate of 3.04%.

The company has signed a loan agreement amounting to EUR 500,000 with the China Development Bank on 10 August 2020, which can be used for the infrastructure investment financing of the Group for 3 years, and can be utilized both in EUR and RMB. The maturity of the loan is 8 years and the first 3 years are without principal repayment. The annual interest rate of the loan is Euribor+2.29% for the EUR tranche and the fixed 5.15% for the RMB tranche.

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company sold their debt securities issued with a total nominal value of USD 20,500 as at 31 December 2020.

The company has decided to prepay and close its Club loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to fully mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amounted to EUR 148.4 million and USD 166.7 million were made on 23 March 2020.

On 4 June 2020, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On 18 November 2020, the Company has issued management agreement based lease certificates amounting TL 50,000 with the maturity of 23 March 2021.

69

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2020			31 December 2019
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+2.0%-Euribor+2.2%	2021-2026	5,624,277	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726
Unsecured bank loans	USD	Floating	Libor+2.1%-Libor+2.4%	2021-2028	2,384,622	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457
Unsecured bank loans	TL	Fixed	6.5%-16.9%	2021	1,627,198	9.5%-11.5%	2020	1,442,818
Unsecured bank loans	UAH	Fixed	6%-10.9%	2021-2023	980,207	11.5%-18.0%	2020	1,043,883
Unsecured bank loans	USD	Fixed	3.8%	2030	501,036	—	—	—
Unsecured bank loans	EUR	Fixed	1.5%-1,8%	2021-2022	428,565	—	—	—
Unsecured bank loans	RMB	Fixed	5.2%-5.5%	2021-2026	283,273	5.5%	2020-2026	200,583
Secured bank loans	USD	Floating	Libor+1.7%	2023	259,427	—	—	—
Secured bank loans	EUR	Floating	Euribor+1.3%	2021	36,377	—	—	—
Secured bank loans (*)	BYN	Fixed	—	—	—	11.5%	2020	2,415
Debt securities issued	USD	Fixed	5.8%	2021-2028	7,311,688	5.8%	2020-2028	5,810,989
Debt securities issued	TL	Fixed	15.0%	2021	50,866	14.0%	2020	154,801
Lease liabilities	TL	Fixed	9.8%-45.0%	2021-2048	1,201,988	12.8%-45.0%	2020-2048	735,211
Lease liabilities	UAH	Fixed	8.1%-24.0%	2021-2069	555,597	16.6%-24.0%	2020-2067	521,496
Lease liabilities	EUR	Fixed	1.0%-10.0%	2021-2034	185,557	1.0%-7.9%	2020-2031	162,786
Lease liabilities	BYN	Fixed	11.5%-15.0%	2021-2028	99,259	11.7%-15.0%	2020-2028	94,998
Lease liabilities	USD	Fixed	3.9%-10.9%	2021-2028	56,485	3.9%-10.8%	2020-2027	18,564
					21,586,422			20,305,727

(*)	Belarusian Telecom pledged certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 37).

70

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

30.	Employee benefits

	31 December 2020	31 December 2019
Retirement pay liability provision	301,459	222,164
Unused vacation provision	80,464	72,167
	381,923	294,331

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2020	2019
1 January	222,164	160,613
Service cost	38,304	35,831
Remeasurements	37,230	36,385
Interest expense	25,535	25,566
Benefit payments	(21,774)	(36,231)
31 December	301,459	222,164

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2020	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1%)	17.3%	17.6%	(14.6%)
Impact on provision for employee termination benefits	(42,566)	52,122	53,117	(43,953)

31 December 2019	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.2%)	17.4%	17.9%	(14.7%)
Impact on provision for employee termination benefits	(31,547)	38,657	39,767	(32,658)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 14,677, TL 12,785 and TL 9,361 in relation to defined contribution retirement plan for the years ended 31 December 2020, 2019 and 2018, respectively.

Share based payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2020, the Group recognized expenses of TL 12,085 regarding this plan (31 December 2019: TL 28,199).

71

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Deferred revenue

Deferred revenue primarily consists of rent income and it is classified as current at 31 December 2020 and 2019. The amount of deferred revenue is TL 116,921 and TL 56,544 as at 31 December 2020 and 2019, respectively.

32.	Contract liabilities

Current contract liabilities:

	31 December 2020	31 December 2019
Contract liabilities	315,070	290,408
	315,070	290,408

Non-current contract liabilities:

	31 December 2020	31 December 2019
Contract liabilities	164,764	141,890
	164,764	141,890

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 290,408 (2019: TL 255,756).

The following table shows unsatisfied performance obligation result as of 31 December 2020;

31 December 2020
Telecommunications service	900,816
Equipment revenues	423,948
Total	1,324,764

Management expects that 61% of the transaction price allocated to the unsatisfied contracts as of 31 December 2020 will be recognized as revenue during next reporting periods. The remaining 39% will be recognized in the 2021 financial year.

72

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2020	13,635	323,769	337,404
Provisions recognized	11,033	7,840	18,873
Unwinding of discount	—	21,521	21,521
Transfer to current provisions	(7,774)	—	(7,774)
Remeasurements	—	39,504	39,504
Effect of changes in exchange rates	—	2,403	2,403
Balance at 31 December 2020	16,894	395,037	411,931
	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2019	9,364	259,358	268,722
Provisions recognized	12,187	29,080	41,267
Unwinding of discount	—	14,262	14,262
Transfer to current provisions	(7,916)	—	(7,916)
Effect of changes in exchange rates	—	21,069	21,069
Balance at 31 December 2019	13,635	323,769	337,404

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 38.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.9% at 31 December 2020 (31 December 2019: 6.1%).

73

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Provisions (continued)

Current provisions:

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2020	17,840	324,972	342,812
Provisions recognized	232,879	590,187	823,066
Payments	(6,109)	(537,598)	(543,707)
Transfers from non-current provisions	7,774	—	7,774
Effect of changes in exchange rates	1,249	(906)	343
Balance at 31 December 2020	253,633	376,655	630,288

	Legal claims(**)	Bonus(*)	Total
Balance at 1 January 2019	8,593	298,475	307,068
Provisions recognized	4,369	521,647	526,016
Payments	(4,344)	(501,234)	(505,578)
Transfers from non-current provisions	7,916	—	7,916
Effect of changes in exchange rates	1,306	6,084	7,390
Balance at 31 December 2019	17,840	324,972	342,812

(*) Includes share-based payment (Note 30).

(**) Refer to Note 38.

34.	Trade and other payables
	2020	2019
Payable to suppliers	3,563,918	2,728,485
Taxes payable	668,260	523,584
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	533,440	562,536
Accrued selling and marketing expenses	4,477	100,792
Other	206,510	202,074
	4,976,605	4,117,471

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

74

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2020 and 2019 are attributable to the following:

	31 December 2020		31 December 2019

	Assets	Liabilities	Assets	Liabilities

Held for trading	360,047	41,132	443,880	72,539
Derivatives used for hedging	642,623	66,851	483,448	—
Total	1,002,670	107,983	927,328	72,539

At 31 December 2020, the total held for trading derivative financial assets of TL 917,437 (31 December 2019: TL 845,513) also includes a net accrued interest expense of TL 85,233 (31 December 2019: TL 81,815) and the total held for trading derivative financial liabilities of TL 119,111 (31 December 2019: TL 86,617) also includes a net accrued interest expense of TL 11,128 (31 December 2019: TL 14,078).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,903,692	EUR	366,800	221,937	23 October 2025
TL	239,107	EUR	48,012	17,202	22 April 2026
TL	118,650	EUR	17,146	35,940	22 April 2026
TL	224,536	USD	40,010	55,830	22 April 2026
TL	220,055	USD	40,010	42,674	22 April 2026
TL	184,622	USD	32,008	42,554	22 April 2026
TL	159,500	USD	28,007	42,068	22 April 2026
TL	156,999	USD	24,006	14,793	22 April 2026
TL	125,231	USD	20,005	27,096	22 April 2026
TL	92,887	USD	16,004	17,169	22 April 2026
TL	85,206	USD	16,004	28,131	22 April 2026

Cross currency swap contracts
TL	99,127	RMB	162,121	97,229	22 April 2026
Derivatives used for hedge accounting financial assets			642,623

EUR 414,812 participating cross currency swap contracts includes TL 1,121,303 guarantees after the CSA agreement.

75

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Interest rate swap contracts

The notional amount and the fair value of interest rate swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
Interest rate swap contracts
USD	80,020	USD	80,020	(31,749)	22 April 2026
USD	40,010	USD	40,010	(15,112)	22 April 2026
USD	32,008	USD	32,008	(10,656)	22 April 2026
USD	28,007	USD	28,007	(9,334)	22 April 2026
Derivatives used for hedge accounting financial liabilities			(66,851)

Held for trading

Cross currency swap, participating cross currency swap, FX swap and interest rate swap contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and interest rate swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	45,504	EUR	7,200	20,853	23 September 2021
TL	99,154	USD	17,143	31,140	20 March 2023
TL	98,537	USD	17,143	31,575	20 March 2023
TL	30,707	RMB	38,801	14,535	22 April 2026

Participating cross currency swap contracts
TL	218,295	EUR	32,008	67,361	22 April 2026
TL	148,117	EUR	24,006	62,688	22 April 2026
TL	146,677	EUR	24,006	80,075	22 April 2026
TL	73,747	EUR	10,861	19,909	22 April 2026
TL	98,295	USD	16,004	13,356	22 April 2026
TL	95,944	USD	16,004	17,978	22 April 2026

FX swap contracts
TL	73,135	USD	10,000	319	6 January 2021

Interest rate swap contracts
USD	17,778	USD	17,778	258	29 September 2028

Held for trading derivative financial assets				360,047

76

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading (continued)

FX swap, interest swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, interest swap and participating cross currency swap contracts for hedging purposes at 31 December 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
EUR	5,000	USD	6,116	(148)	5 January 2021
EUR	33,000	USD	40,075	(3,148)	12 January 2021
TL	186,488	USD	25,000	(2,851)	6 January 2021
TL	73,865	USD	10,000	(411)	6 January 2021
RMB	10,500	USD	1,544	(488)	13 January 2021

Interest swap contracts
USD	22,222	USD	22,222	(1,141)	29 September 2028

Participating cross currency swap contracts
TL	195,850	USD	25,000	(3,811)	20 November 2025
TL	155,340	USD	20,000	(5,890)	20 November 2025

Cross currency swap contracts
TL	188,851	EUR	19,900	(11,663)	2 December 2021
TL	224,100	EUR	24,000	(2,021)	21 December 2022
TL	154,600	USD	20,000	(6,747)	20 November 2025
Total held for trading derivative financial liabilities				(38,319)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 31 December 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	500	(194)	31 January 2021
USD	500	(212)	28 February 2021
USD	500	(216)	31 March 2021
USD	500	(221)	30 April 2021
USD	500	(226)	29 May 2021
USD	500	(232)	30 June 2021
USD	500	(237)	31 July 2021
USD	500	(242)	31 August 2021
USD	500	(250)	30 September 2021
USD	500	(253)	30 October 2021
USD	500	(262)	30 November 2021
USD	500	(268)	31 December 2021
Held for trading derivative financial liabilities		(2,813)

77

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,820,280	EUR	433,400	148,066	23 October 2025
TL	257,478	EUR	56,004	7,675	22 April 2026
TL	85,593	USD	18,668	21,581	22 April 2026
TL	145,000	USD	50,000	97,030	16 September 2020
TL	128,833	USD	33,333	57,280	16 September 2020
TL	97,833	USD	33,333	63,358	16 September 2020
TL	64,667	USD	16,667	28,394	16 September 2020
TL	245,951	USD	46,670	9,893	22 April 2026
Cross currency swap contracts
TL	115,628	RMB	189,107	50,171	22 April 2026
Derivatives used for hedge accounting financial assets			483,448

EUR 489,404 participating cross currency swap contracts includes TL 833,786 guarantees after the CSA agreement.

78

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading

Cross currency swap, participating cross currency swap, FX swap and option contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and option contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	242,873	USD	70,500	178,968	16 September 2020
TL	269,451	USD	70,500	148,452	22 December 2020
TL	137,952	USD	24,000	5,625	20 March 2023
TL	138,816	USD	24,000	5,044	23 March 2023
TL	84,224	EUR	15,040	10,691	23 September 2021
TL	91,008	EUR	14,400	5,141	23 September 2021
TL	35,818	RMB	45,259	944	22 April 2026
Participating cross currency swap contracts
TL	172,772	EUR	28,002	9,904	22 April 2026
TL	171,092	EUR	28,002	21,355	22 April 2026
TL	227,750	EUR	37,336	8,705	22 April 2026
TL	77,520	EUR	12,000	1,097	16 September 2020
TL	261,912	USD	46,670	12,195	22 April 2026
TL	108,349	USD	18,668	3,930	22 April 2026
TL	135,051	USD	23,335	4,674	22 April 2026
TL	215,354	USD	37,336	7,813	22 April 2026
TL	174,000	USD	30,000	1,506	15 June 2026
TL	186,050	USD	32,669	9,936	22 April 2026
FX swap contracts
USD	20,000	TL	117,860	67	27 February 2020
USD	20,000	TL	117,900	51	27 February 2020
Option contracts
EUR	25,000	USD	28,038	186	3 January 2020
USD	50,000	TL	275,000	11	3 January 2020
Held for trading derivative financial assets				436,295

79

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 31 December 2019 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	30,000	2,081	28 February 2020
USD	7,500	952	30 March 2020
USD	7,500	916	29 June 2020
USD	10,000	1,038	30 March 2020
USD	10,000	1,016	29 June 2020
USD	7,500	797	30 March 2020
USD	7,500	785	29 June 2020
Held for trading derivative financial assets		7,585

FX swap, interest swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, interest swap and participating cross currency swap contracts for hedging purposes at 31 December 2019 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

FX swap contracts
EUR	50,000	USD	55,488	(3,005)	07 January 2020
EUR	75,000	USD	83,232	(4,512)	07 January 2020
EUR	175,000	USD	194,560	(8,508)	08 January 2020
EUR	50,000	USD	55,588	(2,432)	08 January 2020
EUR	50,000	USD	55,588	(2,434)	08 January 2020
EUR	85,000	USD	94,397	(4,748)	08 January 2020
EUR	90,000	USD	100,492	(2,301)	21 January 2020
EUR	20,000	USD	22,332	(510)	21 January 2020
EUR	175,000	USD	195,346	(4,875)	22 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
EUR	70,000	USD	78,154	(2,036)	28 January 2020
EUR	90,000	USD	100,484	(2,612)	28 January 2020
EUR	50,000	USD	55,825	(1,448)	28 January 2020
TL	11,211	USD	1,860	(3)	28 February 2020
Interest swap contracts
USD	93,340	USD	93,340	(7,802)	22 April 2026
USD	46,670	USD	46,670	(3,101)	22 April 2026
USD	37,336	USD	37,336	(959)	22 April 2026
USD	32,669	USD	32,669	(849)	22 April 2026
Participating cross currency swap contracts
TL	105,848	USD	18,668	(14,265)	22 April 2026
TL	162,552	USD	28,002	(4,691)	22 April 2026
Total held for trading derivative financial liabilities				(72,539)

80

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values
	31 December 2020	31 December 2019	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts (*)	797,060	495,436	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	251,666	62,159
-Derivatives used for hedging	545,394	433,277

b) FX swap, currency, interest swap and option contracts	100,440	351,768	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	70,062	301,597
-Derivatives used for hedging	30,378	50,171

c) Currency forward contracts	(2,813)	7,585	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	(2,813)	7,585

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 168,882 lower as at 31 December 2020 (31 December 2019: TL 116,684).

There were no transfers between fair value hierarchy levels during the year.

81

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following tables present the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2020 and 2019 on a hedge accounting basis:

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2020	31 December 2019	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	366,800	23 October 2025	221,937	148,066	Level 3	1:1	968,122	(968,122)
EUR Contracts	65,158	22 April 2026	53,142	7,675	Level 3	1:1	161,325	(161,325)
USD Contracts	-	16 September 2020	-	246,062	Level 3	1:1	1,570	(1,570)
USD Contracts	216,054	22 April 2026	270,315	31,474	Level 3	1:1	340,553	(340,553)

Cross currency swap contracts
CNY Contracts	162,121	22 April 2026	97,229	50,171	Level 2	1:1	46,858	(46,858)
Interest rate swap contracts
USD Contracts	180,045	22 April 2026	(66,851)	-	Level 2	1:1	-	-

82

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

	Fair values
Currency	Nominal Value	Maturity Date	31 December 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 January	Change in value of hedging item used to determine hedge effectiveness
Participating cross currency swap contracts
EUR Contracts	433,400	23 October 2025	148,066	208,462	Level 3	1:1	293,774	(293,774)
EUR Contracts	56,004	22 April 2026	7,675	64,670	Level 3	1:1	36,344	(36,344)
USD Contracts	133,333	16 September 2020	246,062	394,975	Level 3	1:1	61,424	(61,424)
USD Contracts	46,670	22 April 2026	9,893	-	Level 3	1:1	15,215	(15,215)
USD Contracts	18,668	22 April 2026	21,581	9,234	Level 3	1:1	13,436	(13,436)

Cross currency swap contracts
CNY Contracts	189,107	22 April 2026	50,171	53,583	Level 2	1:1	19,172	(19,172)

83

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2020 and 31 December 2019 are stated below:

	31 December 2020	31 December 2019
Opening balance	495,436	653,142
Cash flow effect	(695,892)	(582,580)
Total gain/loss:
Gains recognized in profit or loss	997,516	424,874
Closing balance	797,060	495,436

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 366,800 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 48,012 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 268,563 as collateral (31 December 2020: TL 2,419,189) which was the amount exceeding the threshold and the Company transferred EUR 144,083 as collateral to the bank (31 December 2020: TL 1,297,886) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 1,121,303 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2020, were this transaction not conducted, derivative financial instruments assets would have been TL 2,038,740 and current borrowings TL 6,354,040.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

84

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

85

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2020
Participating cross currency swap contracts	1,158,627	849,915	(516,772)	(247,934)
Cross currency swap contracts	49,843	45,528	11,132	12,642
Cash Flow sensitivity (net)	1,208,470	895,443	(505,640)	(235,292)

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2019
Participating cross currency swap contracts	376,920	519,967	(102,693)	(180,974)
Cross currency swap contracts	17,631	16,516	(16,644)	(18,114)
Cash Flow sensitivity (net)	394,551	536,483	(119,337)	(199,088)

36.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2020	2019
Trade receivables	19	3,688,248	3,282,134
Contract assets	21	1,100,166	944,260
Receivables from financial services	20	1,962,098	2,442,258
Cash and cash equivalents (*)	24	11,860,376	10,238,584
Derivative financial instruments	35	917,437	845,513
Other current & non-current assets (**)	23	124,822	98,736
Financial assets at amortized cost		172,363	5,368
Financial assets at fair value through other comprehensive income	25	529,610	345,602
Due from related parties		16,476	4,477
		20,371,596	18,206,932

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkey, other and advances given are excluded from other current assets and other non-current assets.

86

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2020 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	16,188,078	296,758	62,726	45,682	36,112	31,368	727,462	290,736	257,790	17,936,712
Loss Allowance	71,273	5,042	3,148	3,726	5,334	5,947	250,393	163,799	118,718	627,380

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 31 December 2020	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	1,105,409	—	—	—	—	—	—	—	—	1,105,409
Loss Allowance	5,243	—	—	—	—	—	—	—	—	5,243

Other assets from financial services at 31 December 2020 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	1,798,720	109,724	22,023	8,714	7,021	6,044	157,821	5,479	1,100	2,116,646
Loss Allowance	11,483	1,192	407	204	3,483	3,146	128,084	5,449	1,100	154,548

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

87

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 1 January 2020 (*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	13,395,590	383,085	109,594	134,229	74,380	63,995	807,941	299,149	180,029	15,447,992
Loss Allowance	22,884	5,013	8,284	9,497	12,666	11,415	243,399	177,160	137,260	627,578

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties.

Contract assets at 1 January 2020	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	948,950	—	—	—	—	—	—	—	—	948,950
Loss Allowance	4,690	—	—	—	—	—	—	—	—	4,690

Other assets from financial services at 1 January 2020 (**)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days – 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	2,065,573	239,942	50,513	25,239	11,345	10,755	200,867	1,524	—	2,605,758
Loss Allowance	15,773	2,780	859	452	5,466	5,036	131,645	1,489	—	163,500

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

88

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses

Individual receivables, which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there is objective evidence that an impairment has been incurred but not yet identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	Significant financial difficulties of the customer,
•	Probability that the customer will enter bankruptcy or financial reorganization and
•	Default or delinquency in payments.

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Impairment losses are recognized in profit or loss within net impairment losses on financial and contract assets (Note 10). Subsequent recoveries of amounts previously written off are credited against Net impairment losses on financial and contract assets (Note 10).

Movements in the provision for impairment of trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2020 Contract Asset	31 December 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	553	452,506
Amounts collected	—	(153,674)
Receivables written off during the year as uncollectible	—	(300,119)
Disposal of subsidiaries	—	(49)
Exchange differences	—	1,138
Closing balance	5,243	627,380

	31 December 2019 Contract Asset	31 December 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	1,105	376,107
Amounts collected	—	(147,858)
Transfer	(3,785)	3,785
Receivables written off during the year as uncollectible	—	(346,049)
Exchange differences	—	10,782
Closing balance	4,690	627,578

89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2020	31 December 2019
Opening balance	163,500	200,273
Provision for impairment recognized during the year	126,246	245,365
Amounts collected	(76,036)	(135,862)
Receivables written off during the year as uncollectible	—	(147,067)
Exchange differences	(96)	791
Unused amount reversed (*)	(59,066)	—
Closing balance	154,548	163,500

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2019. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

90

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,
	31 December 2020							31 December 2019
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	295,804	(306,496)	(91,265)	(54,792)	(107,483)	(52,956)	—	2,415	(2,587)	(1,329)	(1,258)	—	—	—
Unsecured bank loans	11,829,178	(12,828,540)	(3,040,325)	(1,136,973)	(2,197,659)	(5,426,921)	(1,026,662)	12,804,467	(13,688,718)	(4,246,288)	(2,586,232)	(1,338,152)	(3,684,289)	(1,833,757)
Debt securities issued	7,362,554	(10,044,816)	(264,517)	(211,957)	(423,914)	(4,941,992)	(4,202,436)	5,965,790	(8,446,514)	(318,861)	(168,861)	(337,723)	(1,013,168)	(6,607,901)
Lease liabilities	2,098,886	(3,210,148)	(480,282)	(360,908)	(540,721)	(987,430)	(840,807)	1,533,055	(2,456,542)	(382,558)	(261,285)	(406,413)	(662,767)	(743,519)
Trade and other payables*	3,563,918	(3,713,551)	(3,712,172)	(430)	(949)	—	—	2,728,485	(2,789,258)	(2,694,568)	(94,690)		—	—
Due to related parties	40,355	(40,355)	(40,355)	—	—	—	—	12,082	(12,082)	(12,082)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 28)	475,879	(734,050)	—	—	—	(24,382)	(709,668)	359,554	(594,020)	—	—	—	—	(594,020)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	119,111	(265,863)	(44,853)	(46,645)	(70,212)	(101,591)	(2,562)	86,617	(139,936)	(46,104)	(14,625)	(25,514)	(49,492)	(4,201)
Buy		3,077,236	792,428	363,174	579,502	1,055,551	286,581		8,577,016	6,947,440	130,640	254,156	708,073	536,707
Sell		(3,343,099)	(837,281)	(409,819)	(649,714)	(1,157,142)	(289,143)		(8,716,952)	(6,993,544)	(145,265)	(279,670)	(757,565)	(540,908)
TOTAL	25,785,685	(31,143,819)	(7,673,769)	(1,811,705)	(3,340,938)	(11,535,272)	(6,782,135)	23,492,465	(28,129,657)	(7,701,790)	(3,126,951)	(2,107,802)	(5,409,716)	(9,783,398)

* Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

91

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	—
Financial asset at fair value through other comprehensive income	8,848	64,956	—
Due from related parties - current	—	—	—
Trade receivables and contract assets	13,234	15,239	—
Other current assets	11,769	3,737	—
Cash and cash equivalents	1,061,644	85,856	4,801
	1,095,564	169,799	4,801
Foreign currency denominated liabilities
Loans and borrowings - non-current	(342,930)	(543,680)	(160,398)
Debt securities issued - non-current	(940,137)	—	—
Lease obligations - non-current	(6,822)	(17,000)	—
Other non-current liabilities	(64,829)	—	—
Loans and borrowings - current	(85,526)	(244,057)	(92,931)
Debt securities issued - current	(55,938)	—	—
Lease obligations - current	(721)	(3,598)	—
Trade and other payables - current	(174,039)	(23,944)	(487,738)
Due to related parties	—	(11)	—
	(1,670,942)	(832,290)	(741,067)

Loans defined as hedging instruments (*)	—	164,634	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	440,036	535,939	190,421
Currency forward contracts	256,118	—	—
Net exposure	120,776	38,082	(545,845)

(*) The Company designated EUR 164,634 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

92

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties - current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—
	202,977	1,303,763	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,444)	(577,675)	(192,367)
Debt securities issued - non-current	(923,188)	—	—
Lease obligations - non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings - current	(402,507)	(385,371)	(44,880)
Debt securities issued - current	(55,060)	—	—
Lease obligations - current	(725)	(5,178)	—
Trade and other payables - current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—
	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367
Net exposure	80,009	(13,608)	(3,435)

93

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2020 and 31 December 2019 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2020
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	88,656	(88,656)	-	-
2- Hedged portion of USD risk (-)	-	-	(14,984)	14,984
3- USD net effect (1+2)	88,656	(88,656)	(14,984)	14,984

4- EUR net asset/liability	34,304	(34,304)	-	-
5- Hedged portion of EUR risk (-)	-	-	(79,669)	79,669
6- EUR net effect (4+5)	34,304	(34,304)	(79,669)	79,669

7- Other foreign currency net asset/liability (RMB)	(61,036)	61,036	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(192)	192
9- Other foreign currency net effect (7+8)	(61,036)	61,036	(192)	192
Total (3+6+9)	61,924	(61,924)	(94,845)	94,845

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	47,527	(47,527)	-	-
2- Hedged portion of USD risk (-)	-	-	(6,135)	6,135
3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(39,558)	39,558
6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379
Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

94

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Interest rate risk

As at 31 December 2020 and 2019 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2020		31 December 2019
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Variable rate instruments
USD floating rate loans	29	3.2%	(2,644,049)	4.4%	(4,478,457)
EUR floating rate loans	29	2.2%	(5,660,654)	2.2%	(5,638,726)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2020 and 2019:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2020
Variable rate instruments (financial liability)	(23,510)	23,510	—	—
Cash flow sensitivity (net)	(23,510)	23,510	—	—
31 December 2019
Variable rate instruments (financial liability)	(225,528)	225,528	—	—
Cash flow sensitivity (net)	(225,528)	225,528	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

95

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 December 2020	31 December 2019	Unobservable Inputs	31 December 2020	31 December 2019	Relationship of unobservable inputs to fair value

Contingent consideration	475,879	359,554	Risk-adjusted discount rate	%4.3-%5.6	5.2%-6.1%	An increase/decrease in the discount rate by 100 bps would change FV by TL (35,686) and TL 39,070, respectively.
			Expected settlement date	in instalments between 2025-2030	in instalments between 2026-2030	If expected settlement date increase/decrease by 1-year, FV would change by TL (23,724) and TL 24,978, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2020 and 31 December 2019 are stated below:

	2020	2019
Opening balance	359,554	358,304
Losses recognized in profit or loss	116,325	1,250
Closing balance	475,879	359,554

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 25.

Financial liabilities:

As at 31 December 2020 and 31 December 2019; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

As at 31 December 2020:

	Carrying amount	Fair value
Bank loans	4,615,559	4,646,152

As at 31 December 2019:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

96

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Financial instruments (continued)

Fair values (continued)

Financial liabilities (continued):

As at 31 December 2020, the fair value of debt securities issued by the Company in 2015 and 2018 with a nominal value of USD 500,000 each and fixed interest rate (Note 29), is TL 3,976,852 (31 December 2019: TL 3,058,366) and TL 3,972,232 (31 December 2019: TL 2,961,300), respectively.

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

37.	Guarantees and purchase obligations

At 31 December 2020, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 840,208 (31 December 2019: TL 819,508). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 4,146,811 at 31 December 2020 (31 December 2019: TL 4,842,015).

38.	Commitments and Contingencies

The following disclosures comprise of material lawsuits and investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. The appeal process is pending.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The correction of the decision process is pending.

97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court and the trial of the case is pending before the same.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Administrative Court. The appeal process, before Regional Administrative Court, is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case and it is expected that the court will grant a decision.

Ministry of Commerce Administrative Fine

As a result of the investigation conducted by the Ministry of Commerce for the year 2015, against the Company due to the alleged violation on distance contracts, hire purchase agreements and subscriber agreements, Ministry of Commerce imposed an administrative fine in the amount of TL 138,173. The Company filed a lawsuit for the cancellation of the related transactions. The Court accepted the case in favor of the Company and cancelled the administrative fine. Istanbul Governorship appealed the decision before Regional Administrative Court. Regional Administrative Court rejected the appeal request in favor of the Company. Istanbul Governorship appealed the decision before the Council of State. The Company replied this request in due time. As a result of the appeal process, the Council of State decided to reverse the Regional Administrative Court’s decision and decided to send the case file to the Regional Administrative Court to redecide after having an expert examination.

98

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and will be paid in February 2021 as TL 13,523 with taking on the account the early payment discount (1/4) and the Company shall take all legal actions against the decision in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is more than probable, thus, the amount of TL 13,523 that will be paid in February 2021 is recognized as liability in the consolidated financial statements as at and for the period ended 31 December 2020 (31 December 2019: None).

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and will be paid in February 2021 as TL 23,354 with taking on the account the early payment discount (1/4) and the Company shall take all legal actions against the decision in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is more than probable, thus, the amount of TL 23,354 that will be paid in February 2021 is recognized as liability in the consolidated financial statements as at and for the period ended 31 December 2020 (31 December 2019: None).

Other ongoing lawsuits and tax investigations

In 2019, JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The total claim against Turkcell and other shareholder Telia Company A.B. amounts to TL 484 million (USD 66 million) plus interest, of which Turkcell’s share amounts to TL 137 million (USD 19 million) under the scope of agreements signed by parties. The arbitration proceeding continues.

On the other hand, JSC Kazakhtelecom has initiated another arbitration case against the Company and Telia Company A.B with the claim of indemnification due to revocation of a frequency license. At the current stage, the total claim has not been specified by JSC Kazakhtelecom. The arbitration proceeding continues.

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

Treasury share investigation related with the periods of July, August and September of 2020 fiscal year is an ongoing process.

99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

In addition, following tax investigations which were started previous periods (i) prepaid card sales and other transactions for 2017 fiscal year regarding SCT, (ii) 2018 fiscal year transactions regarding SCT, Corporate Income Tax and Value Added Tax closing minutes have been signed and Central Commission of Report Consideration meeting has been held. Evaluation of Commission is still going on.

In addition, in accordance with the “Contract for the Establishment and Operation of Mobile Communication Infrastructure Service in Settlements Without Mobile Coverage” signed with the Ministry of Transport and Infrastructure, since the fees reflected to the Ministry should be subject to special communication tax and assessment has been made for the 2015 and 2016 periods. Application has been made for the assessment on 11 December 2020 to benefit for the structuring provisions of the Law No.7256 and the application has been approved. In this context, 51,174 TL will be paid on 1 March 2021 in advance.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case and it is expected that the court will grant a decision.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 242,521 provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2020 (31 December 2019: None).

39.	Related parties

Due to the change of the ultimate parent, the Group reevaluated the related party entities and reflected the transactions on 31 December 2020 financial statements.

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors, chief officers and other directors.

There are no loans to key management personnel as of 31 December 2020 and 2019.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2020	31 December 2019	31 December 2018
Short-term benefits	86,478	78,775	80,868
Termination benefits	6,548	56,720	121
Share based payments	5,760	6,247	11,473
Long-term benefits	1,085	653	755
	99,871	142,395	93,217

100

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

The following transactions occurred with related parties:

Revenue from related parties	2020	2019	2018
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”) (**)	23,737	—	—
Türk Hava Yolları A.Ş. (“THY”) (**)	14,374	—	—
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş.(“Türksat”) (**)	10,408	—	—
Ziraat Bankası (**)	10,285	—	—
Türkiye Vakıflar Bankası TAO (“Vakıfbank”) (**)	6,234	—	—
Borsa İstanbul A.Ş. (“BIST”) (**)	3,458	—	—
Güneş Express Havacılık A.Ş. (“Sun Express”) (**)	2,867	—	—
Türkiye Halk Bankası A.Ş. (“Halkbank”) (**)	2,296	—	—
Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”)	1,221	—	—
Posta ve Telgraf Teşkilatı A.Ş. (“PTT”) (**)	870	—	—
Kredi Kayıt Bürosu A.Ş. (“KKB”) (**)	657	—	—
Sonera Holding	—	772,436	—
Kyivstar GSM JSC (“Kyivstar”) (*)	—	27,050	52,946
Telia Carrier Germany GmbH (“Telia Carrier”)	—	12,934	7,941
Vimpelcom OJSC (“Vimpelcom”) (*)	—	6,191	5,418
Other	6,206	7,004	8,176
	82,613	825,615	74,481

Related party expenses	2020	2019	2018
EPİAŞ (**)	80,689	—	—
Sofra	25,477	8,874	—
Türksat (**)	14,023	—	—
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”) (**)	3,654	—	—
PTT (**)	1,682	—	—
Kyivstar (*)	—	40,210	77,174
Telia Carrier	—	7,503	6,047
Vimpelcom (*)	—	1,228	2,751
Wind Telecomunicazioni S.P.A. (“Wind”) (*)	—	274	4,812
Turkcell Vakfı	—	—	44,247
Other	2,071	2,000	9,878
	127,596	60,089	144,909

(*) Transactions with Vimpelcom, Kyivstar and Wind include transactions until 18 June 2019.

(**) Transactions with related parties through TVF BTIH include transactions as of 22 October 2020 and onwards.

Details of the financial assets and liabilities with related parties as of 31 December 2020 and 2019 are as follows:

	31 December 2020	31 December 2019
Banks - Time deposits	6,713,484	—
Banks - Demand deposits	106,799	—
Other cash and cash equivalents	8,354	—
Bank borrowings	(55,902)	—
Debt securities issued	(50,866)	—
Lease liabilities	(65,577)	—
	6,656,292	—

101

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

As of 31 December 2020, the amount of letters of guarantee given to the related parties is TL 67,455 (31 December 2019: None).

Details of the time deposits at related parties as of 31 December 2020 are as follows:

	31 December 2020	31 December 2019
Ziraat Bankası	2,338,812	—
Vakıfbank	2,307,202	—
Halkbank	1,904,505	—
Ziraat Katılım Bankası A.Ş.	162,965	—
	6,713,484	—

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
796,073	USD	2.9%	January 2021	5,843,574
610,140	TRY	17.4%	January 2021	610,140
28,838	EUR	1.5%	January 2021	259,770
				6,713,484

Details of the bank borrowings at related parties as of 31 December 2020 are as follows:

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
49,993	RMB	5.2%	June 2021	55,902
				55,902

Details of the debt securities issued at related parties as of 31 December 2020 are as follows:

Amount	Currency	Effective Interest Rate	Maturity	31 December 2020
50,000	TRY	15.0%	March 2021	50,866
				50,866

Details of the lease liabilities at related parties as of 31 December 2020 are as follows:

Currency	Effective Interest Rate	Payment Period	31 December 2020
EUR	0.2% - 3.7%	2021 – 2024	65,202
TRY	12.8% - 26.8%	2021	341
USD	4.0%	2023	34
			65,577

Interest income from related parties:

	2020	2019	2018
Ziraat Bankası	36,483	—	—
Halkbank	36,196	—	—
Vakıfbank	30,868	—	—
Other	1,611	—	—
	105,158	—	—

102

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Related parties (continued)

Interest expense to related parties:

	2020	2019	2018
Halkbank	1,968	—	—
Ziraat Bankası	1,736	—	—
Ziraat Yatırım Menkul Değerler A.Ş.	506	—	—
Other	65	—	—
	4,275	—	—

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankası and Vakıfbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Türksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

103

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries (continued)

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2020 and 31 December 2019 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
Lifecell Dijital Servisler (1)	Turkey	Development and providing of digital services and products	100	-
Lifecell Bulut (1)	Turkey	Cloud solutions services	100	-
Lifecell TV (1)	Turkey	Online radio, television and on-demand streaming services	100	-
Lifecell Müzik (1)	Turkey	Radio, television and on-demand streaming services	100	-
Global Tower	Turkey	Telecommunications infrastructure business	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkey	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP Digital (2)	Netherlands	Providing digital services and products	100	-
BiP (2)	Turkey	Providing digital services and products	100	100
Beltel	Turkey	Telecommunications investments	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek (3)	Turkey	Information and entertainment services	-	55
			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
TOGG	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(1) On 28 February 2020, Lifecell Dijital Servisler, which will develop and provide digital services and products, was incorporated by Turktell, a subsidiary of the Group, under the laws of Republic of Turkey. On 21 April 2020, Lifecell Bulut, which will provide cloud solutions services, Lifecell TV, which will provide online radio, television and on-demand streaming services and Lifecell Müzik, which will provide radio, television and on-demand streaming services, were incorporated by Lifecell Dijital Servisler which is 100% owned by Turktell, a subsidiary of the Group.

(2) On 21 July 2020, the trade name of TÖFAŞ was changed to Lifecell İletisim and its business activity is determined and announced as providing telecommunication services. On 7 September 2020, Lifecell Digital Communication Technologies B.V (“Lifecell Communication”), which will provide digital services and products, was incorporated by Lifecell Ventures, a subsidiary of the Group. On 30 September 2020, 100% of the shares of Lifecell İletisim were transferred to Lifecell Communication and the transaction was registered and announced as of 12 October 2020. The trade names of Lifecell Communication and Lifecell İletisim were changed to BiP Digital and BiP on 4 December and 14 December 2020, respectively.

(3) The Company has signed a definitive agreement on 29 July 2020 to transfer its total shareholding in Inteltek to other shareholder of aforementioned, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on 30 September 2020. The final value of the transaction is realized as TL 6,063. Subsequently, the Company loses its control over Inteltek. This transaction has no material effect on the Group’s financial statements.

104

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests in the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2020	31 December 2019	31 December 2020	31 December 2019	31 December 2020	31 December 2019

Individually immaterial subsidiaries with non –controlling interest				2,534	21	171	148

Inteltek	Turkey	—	45.00%	—	30,182	—	36,307
				2,534	30,203	171	36,455

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek	31 December	31 December
	2020	2019

Current assets	—	84,896
Non-current assets	—	6,516
Current liabilities	—	6,286
Non-current liabilities	—	4,444
Equity attributable to owners	—	80,682

	2020	2019

Revenue	—	141,783
(Expenses) / Income (net)	—	(74,711)
Gain on Sale of Investments	—	—
Profit for the year	—	67,072

Other comprehensive income/(loss) for the year	—	640
Dividend paid to non-controlling interests	—	(125,027)

Net cash (outflow)/inflow from operating activities	—	(63,238)
Net cash inflow from investing activities	—	20,001
Net cash outflow from financing activities	—	(277,837)
Effects of foreign exchange rate fluctuations on
cash and cash equivalents	—	14,979
Net cash (outflow)/inflow	—	(306,095)

Inteltek operated games of chance and assigned mobile sub agencies to operate the fixed odds and paramutual betting games basing on the agreements executed with Spor Toto. The term of the agreement executed between Spor Toto and Inteltek has been expired on 29 August 2019. In this context, activities of Inteltek ceased on 29 August 2019. The Company has signed a definitive agreement on 29 July 2020 to transfer its total shareholding in Inteltek to other shareholder of aforementioned, Intralot Iberia Holding SAU. The transfer of shares and proceeds were completed on 30 September 2020 (Note 40).

105

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2020

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

41.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2020	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)
Cash inflows	(494,987)	(22,983,201)	—	(23,478,188)	2,085,585	(21,392,603)
Cash outflows	885,647	26,817,471	1,302,335	29,005,453	(866,650)	28,138,803
Other non-cash movements	(1,787,424)	(3,152,370)	(1,868,166)	(6,807,960)	(1,179,505)	(7,987,465)
Balance at 31 December 2020	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2019	(5,210,562)	(13,531,027)	(1,413,956)	(20,155,545)	1,190,797	(18,964,748)
Cash inflows	(311,649)	(29,060,490)	—	(29,372,139)	1,924,363	(27,447,776)
Cash outflows	563,241	32,003,647	1,215,320	33,782,208	(1,101,876)	32,680,332
Other non-cash movements	(1,006,820)	(2,219,012)	(1,334,419)	(4,560,251)	(1,254,388)	(5,814,639)
Balance at 31 December 2019	(5,965,790)	(12,806,882)	(1,533,055)	(20,305,727)	758,896	(19,546,831)
42.	Subsequent events

On 8 January 2021, the Group announced that its subsidiary, Turkcell Odeme, shall issue management agreement based lease certificates in accordance with capital markets legislation through an asset leasing company at an amount of up to TL 200,000, with maturities up to 12 months, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

In accordance with the resolution of TOGG’s board of directors, the Group made capital advance payments to TOGG amounting to TL 99,826 in January and February 2021.

106

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 22, 2021	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 22, 2021	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 22, 2021	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director